Exhibit 2.2

Portions of this agreement have been redacted in compliance with Regulation S-K Item 601(b)(2). The omitted information is not material and would likely cause competitive harm to the Company if publicly disclosed.

EXECUTION VERSION

PRIVATE AND CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

ANIKA THERAPEUTICS, INC.,

SUNSHINE MERGER SUB, LLC,

PARCUS MEDICAL, LLC

AND

PHILIP MUNDY,
as the Unitholder Representative

Dated as of January 4, 2020

TABLE OF CONTENTS

Page

Article I DEFINITIONS	2
1.01 Definitions	2
1.02 Rules of Construction	2
Article II THE MERGER	3
2.01 The Merger	3
2.02 Closing	3
2.03 Effective Time	3
2.04 Effects	3
2.05 Governing Documents; Directors and Officers	3
2.06 Additional Action	3
Article III PURCHASE PRICE; EFFECT ON UNITS	4
3.01 Effects of Merger	4
3.02 Treatment of Company RSUs	4
3.03 Intentionally omitted.	5
3.04 Payment Procedures	5
3.05 Holdback	7
3.06 Aggregate Closing Payment Schedule	8
3.07 Post-Closing Determination of the Closing Statement	8
3.08 Earn-Out Consideration	11
3.09 No Interest	14
3.10 Withholding Rights	14
3.11 Purchase Price Allocation	14
Article IV REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	15
4.01 Organization; Qualification	15
4.02 Capitalization	15
4.03 Authority; Enforceability	16
4.04 No Conflicts; Consents and Approvals	17
4.05 No Subsidiaries; No Repurchase Obligations	17
4.06 Financial Statements	17
4.07 Liabilities	18
4.08 Inventory	18
4.09 Accounts Receivable	19
4.10 Absence of Certain Changes	19
4.11 Legal Proceedings	20
4.12 Compliance with Applicable Laws	20
4.13 Material Contracts	21
4.14 Taxes	24
4.15 Employee Matters	25

-i-

4.16 Labor Matters	27
4.17 Insurance	28
4.18 Intellectual Property	29
4.19 Privacy and Data Security	31
4.20 Real Property	32
4.21 Personal Property	32
4.22 Related-Party Transactions	32
4.23 Bank Accounts	33
4.24 Customers, Distributors and Suppliers	33
4.25 Key Revenue Agreements	34
4.26 Condition and Sufficiency of Assets	34
4.27 Compliance with Healthcare Laws	34
4.28 Medical Device Compliance	35
4.29 Brokers	37
4.30 Environmental Matters.	37
4.31 No Other Representations or Warranties	38
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	38
5.01 Organization; Qualification	38
5.02 Authority; Enforceability	38
5.03 No Conflicts; Consents and Approvals	39
5.04 Litigation	39
5.05 Availability of Funds	39
5.06 Merger Sub	39
5.07 No Other Representations or Warranties	40
5.08 Parent’s Investigation and Reliance	40
Article VI COVENANTS OF THE PARTIES	40
6.01 Access by Parent	40
6.02 Certain Restrictions	41
6.03 Reasonable Best Efforts; Regulatory and Other Approvals	43
6.04 No Solicitation or Negotiation of Alternative Proposals	44
6.05 Required Unitholder Approval	45
6.06 Additional Unitholder Consents	46
6.07 Information Statement	46
6.08 Employees; Employee Benefits	46
6.09 Third-Party Consents	48
6.10 Tax Matters	48
6.11 Further Assurances; Post-Closing Cooperation	50
6.12 Indemnification of Managers and Officers; Managers’ and Officers’ Insurance, etc.	51
6.13 R&W Insurance	51
6.14 Notification	52
6.15 Parent Filings	52

-ii-

Article VII CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB	52
7.01 Representations and Warranties	52
7.02 Performance	52
7.03 Payment of Transaction Expenses	53
7.04 Officer’s Certificates	53
7.05 Orders and Applicable Laws	53
7.06 No Material Adverse Effect	53
7.07 Unitholder Approval	53
7.08 Payments Administrator Agreement	53
7.09 Letter Agreements	53
7.10 Continued Employment	53
7.11 Consents	53
7.12 FIRPTA	53
Article VIII CONDITIONS TO OBLIGATIONS OF THE COMPANY	54
8.01 Representations and Warranties	54
8.02 Performance	54
8.03 Officer’s Certificate	54
8.04 Orders and Applicable Laws	54
8.05 Unitholder Approval	54
8.06 Payments Administrator Agreement	54
Article IX TERMINATION	54
9.01 Termination	54
9.02 Effect of Termination	55
Article X INDEMNIFICATION	55
10.01 Survival	55
10.02 Indemnification	56
10.03 Third-Party Claims	57
10.04 Limitations on Indemnification	58
10.05 No Contribution	60
10.06 Remedies Exclusive	61
10.07 Adjustment Characterization	61
10.08 Damage Limitations	61
Article XI MISCELLANEOUS	61
11.01 Unitholder Representative	61
11.02 Actions of the Unitholder Representative	63
11.03 Entire Agreement	63
11.04 Expenses	63
11.05 Announcements	63
11.06 No Waiver	63
11.07 Amendments	64
11.08 Addresses for Notices	64
11.09 Captions	65

-iii-

11.10 Severability	65
11.11 Assignment	65
11.12 Counterparts	65
11.13 Disclosure	65
11.14 Specific Performance	66
11.15 Governing Applicable Law	66
11.16 Consent to Jurisdiction	66
11.17 Waiver of Jury Trial	66
11.18 Obligations of Merger Sub	66
11.19 No Third-Party Beneficiaries	67
11.20 Legal Representation	67

-iv-

ANNEXES AND SCHEDULES

Annexes

Annex A	Definitions
Annex B	Form of Support Agreement
Annex C	Form of FIRPTA Certificate
Annex D	Unitholder Representative NDA

Schedules

Schedule A	Key Employees, Key Individuals and Key Unitholders
Schedule B	List of Unitholders to Sign Support Agreement by Midnight on January 5, 2020
Schedule C	Preliminary Schedule of Consideration to be Paid to Each Equityholder
Schedule D	Knowledge Parties
Schedule E	Illustrative Calculation of Working Capital, Indebtedness and Cash
Schedule F	Sales Growth and Sales Milestones

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made as of January 4, 2020 (this “Agreement”) by and among (i) Anika Therapeutics, Inc., a Delaware corporation (“Parent”), (ii) Sunshine Merger Sub, LLC, a Wisconsin limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), (iii) Parcus Medial, LLC, a Wisconsin limited liability company (the “Company”), and (iv) Philip Mundy, solely in his capacity as the representative, agent and attorney-in-fact of the Equityholders (the “Unitholder Representative”). Parent, Merger Sub, the Company and the Unitholder Representative are each referred to herein as a “Party” or, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, each of the board of managers of the Company, the board of directors of Parent and the board of managers and the sole member of Merger Sub have determined that this Agreement is advisable and have approved this Agreement and the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, concurrent with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Key Individuals and Key Unitholders have entered into letter agreements (collectively, the “Letter Agreements”) dated as of the date hereof and which shall be effective as of the Effective Time;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, (i) promptly after the execution and delivery of this Agreement and in any event by midnight on January 5, 2020, the Unitholders of the Company listed on Schedule B will have executed and delivered support agreements in the form attached hereto as Annex B (the “Support Agreements”) and (ii) prior to the Closing Date, and as a condition to the obligations of Parent and Merger Sub hereunder, Unitholders holding at least ninety percent (90%) of the issued and outstanding Company Units shall have executed and delivered Support Agreements;

WHEREAS, the Support Agreements will constitute the applicable Unitholder’s consent to, and vote to approve and adopt, this Agreement and the Merger and appointment of the Unitholder Representative to act on its behalf pursuant to Section 11.01; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of, and inducement to, the Company’s willingness to enter into this agreement, Parent has delivered to the Company a binder (the “Binder Agreement”), evidencing a commitment to issue and bind the R&W Policy at or prior to the Closing.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I
DEFINITIONS

1.01          Definitions. As used in this Agreement, certain terms have the meanings set forth in Annex A.

1.02          Rules of Construction.

(a)               All article, section, subsection, schedule and annex references used in this Agreement are to articles, sections, subsections, schedules and annexes to this Agreement unless otherwise specified. The annexes and schedules attached to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes.

(b)               If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing one gender shall include all other genders. The words “includes” or “including” shall mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear. Any reference to a Law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder; provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. References to “written” or “in writing” include documents in electronic form or transmission by email. A reference to any Person includes such Person’s successors and permitted assigns. Currency amounts referenced in this Agreement are in U.S. Dollars.

(c)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)               Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

(e)               Except as otherwise specifically provided herein, all accounting terms used herein and not expressly defined herein shall have the respective meanings given to such terms under GAAP.

Article II
THE MERGER

2.01          The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of Wisconsin Law, Merger Sub shall be merged with and into the Company at the Effective Time, and at the Effective Time the separate existence of Merger Sub shall cease and the Company shall continue as the surviving limited liability company and a wholly owned subsidiary of Parent. The entity that survives the Merger is sometimes referred to in this Agreement as the “Surviving Company”.

2.02          Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m. prevailing Eastern Time on the Closing Date at the offices of Sullivan & Cromwell LLP, at 125 Broad Street, New York, New York 10004, or at such other place, time and/or date as Parent and the Company shall mutually agree in writing; provided, however, that in no event shall the Closing take place fewer than two (2) days after the receipt of the Notice by the Unitholders. On the Closing Date, the Parties will cause the transactions described in Section 2.01, Section 2.03, Section 3.01 and Section 3.04 to occur and will, as applicable, deliver the other documents and instruments to be delivered under Article VII and Article VIII.

2.03          Effective Time. As soon as practicable following the Closing, the Parties (other than the Unitholder Representative) shall file with the Wisconsin Department of Financial Institutions of the State of Wisconsin Articles of Merger executed in accordance with the relevant provisions of Wisconsin Law and shall make all other filings or recordings required under the Wisconsin Law. The Merger shall become effective at such time as the Articles of Merger have been duly filed with such Department of Financial Institutions, or at such other time as Parent and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

2.04          Effects. The Merger shall have the effects set forth in the Wisconsin Law.

2.05          Governing Documents; Directors and Officers. At the Effective Time, the articles of organization and the operating agreement of the Surviving Company shall be amended to be those of Merger Sub immediately prior to the Effective Time, except that and the name of the Surviving Company shall be “Parcus Medical, LLC”. The Parties (other than the Unitholder Representative) shall take all actions necessary so that the managers and officers of Merger Sub immediately prior to the Effective Time shall be, respectively, the managers and officers of the Surviving Company from and after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, removal or resignation in accordance with the articles of organization and the operating agreement of the Surviving Company.

2.06          Additional Action. The Surviving Company may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

Article III
PURCHASE PRICE; EFFECT ON UNITS

3.01          Effects of Merger. At the Effective Time, as a result of the Merger and without any action on the part of any of Parent, Merger Sub, the Company or any holder of Company Units:

(a)               Merger Sub. Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable unit of limited liability company interest of the Surviving Company.

(b)               Conversion of Company Units.

(i)                 The amounts payable hereunder in respect of the Company Units shall be allocated among the holders of the Company Units in accordance with the Operating Agreement.

(ii)              Without limiting Section 3.01(b)(i), as of the Effective Time, all of the Company Units issued and outstanding immediately prior to the Effective Time (other than Excluded Units) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Per Unit Merger Consideration.

(c)               Cancellation of Excluded Units. Any Excluded Unit shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Unit, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

3.02          Treatment of Company RSUs.

(a)               At the Effective Time, (i) any vesting conditions applicable to each outstanding right to receive a Company Unit granted to Mark Hazelwood pursuant to his offer letter with the Company (a “Company RSU”), shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled, retired and cease to exist and each holder thereof shall cease to have any rights with respect thereto, except the right to receive (without interest) the Per Unit Merger Consideration. The portion of the Aggregate Closing Amount payable in respect of the Company RSUs less applicable Taxes required to be withheld with respect to such payment shall be paid by the Company through special payroll immediately prior to the Effective Time. Any portion of the Indemnity Holdback, Special Indemnity Holdback, Purchase Price Holdback or Earn-Out Consideration that is payable in respect of the Company RSUs in accordance with this Article III shall be paid by the Surviving Company through its payroll no later than the first regularly scheduled payroll that is at least four (4) Business Days after such amounts become payable to the Unitholder Representative pursuant to this Article III.

(b)               At or prior to the Effective Time, the Company shall take all actions that are necessary to effect the treatment of Company RSUs pursuant to this Section 3.02 and to ensure that, from and after the Effective Time, neither Parent nor the Surviving Company shall be required to deliver Company Units or other capital stock of the Company or any consideration other than the Per Unit Merger Consideration pursuant to any Company RSUs.

3.03          Intentionally Omitted.

3.04          Payment Procedures.

(a)               No later than seven (7) Business Days before the Closing Date and no more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Parent (or, with respect to the reasonable supporting detail, have Made Available to Parent) the Company’s good faith calculation of, and reasonable supporting detail relating to, both the estimated Aggregate Purchase Price (the “Estimated Aggregate Purchase Price”), each component thereof (the “Estimated Closing Statement”) and reasonable supporting detail relating to such component, (including bank statements dated as of the date that the Estimated Closing Statement is provided, a reconciliation between any differences in the Company’s cash position and the bank statement, debt payoff letters and invoices). The Estimated Closing Statement shall be prepared in accordance with the terms (including the definitions) of this Agreement. Parent shall have the right to object to the amounts contained in the Estimated Closing Statement no later than the third (3rd) Business Day immediately prior to the Closing Date. The Company shall in good faith consider the objections, if any, of Parent to the Estimated Closing Statement and, if Parent has made any objections, shall reissue the Estimated Closing Statement containing the Estimated Aggregate Purchase Price and each component thereof no later than the second (2nd) Business Day immediately prior to the Closing Date with any such revisions that the Company has determined in good faith are appropriate.

(b)               On or prior to the Closing Date, Parent, the Unitholder Representative and the Payments Administrator shall enter into the Payments Administrator Agreement, which agreement shall have customary terms and shall provide that on the Closing Date, Parent shall deposit with the Payments Administrator, for the benefit of the applicable Equityholders, an amount in cash equal to the Aggregate Closing Amount less the portion of such amount payable in respect of the Company RSUs by wire transfer of immediately available funds to an account specified by the Payments Administrator in writing no later than four (4) Business Days prior to the Closing Date. The Payments Administrator Agreement also shall provide that the amounts paid to the Payments Administrator pursuant to this Section 3.04(b) (the “Payments Administrator Fund”) shall be held and disbursed by the Payments Administrator, and Parent shall cause the Payments Administrator to hold and disburse the Payments Administrator Fund, in accordance with this Section 3.04. Any portion of the amount deposited by Parent (or caused to be deposited by Parent) that remains unclaimed by the applicable Equityholders six (6) months after the Effective Time will, to the extent permitted by Applicable Law, be returned to Parent upon demand.

(c)               As promptly as practicable on or after the date hereof and in accordance with the Payments Administrator Agreement, the Payments Administrator shall provide to each Unitholder (i) a letter of transmittal (which shall include a waiver and release pursuant to which each Unitholder executes a full and unconditional release regarding any and all claims as an Unitholder, including the calculation of the Per Unit Merger Consideration, as a condition to receiving the Per Unit Merger Consideration, in favor of the Company, Parent, Merger Sub and the Surviving Company and its subsidiaries and each of their directors, officers, managers, employees and Affiliates, and which shall be in such form and have such other provisions as Parent and the Company may reasonably agree). Upon delivery of such letter of transmittal to the Payments Administrator, the holder shall be entitled to receive, upon the later to occur of the Closing or the date such holder delivers such documents to the Payments Administrator (subject to the terms of the Payments Administrator Agreement), in exchange for each of their Company Units an amount of cash equal to the Per Unit Closing Payment and the Company Units so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.04(c), each such Company Unit shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Unit Merger Consideration as contemplated by this Article III, and no cash shall be paid to the holder of any such unit in respect thereof. No interest shall be paid or accrue on any cash payable upon surrender of any Company Units.

(d)               The consideration to be paid in accordance with the terms of this Article III upon effectiveness of the Merger shall constitute satisfaction in full of all rights pertaining to the Company Units, and after the Effective Time there shall be no further registration of transfers on the transfer books of the Surviving Company of Company Units that were outstanding immediately prior to the Effective Time.

(e)               For the avoidance of doubt, and notwithstanding anything to the contrary herein, in no event shall the aggregate amount of consideration payable by Parent to any Equityholder or any other holders of any equity or debt securities of the Company pursuant to this Section 3.04 exceed the Aggregate Purchase Price.

3.05          Holdback.

(a)               At the Effective Time, Parent shall holdback (i) […] of the Aggregate Purchase Price, which shall constitute a holdback used to satisfy any indemnification amounts owed to Parent from the Equityholders under Article X but excluding any amounts owed to Parent from the Equityholders pursuant to Section 3.07 (the “Indemnity Holdback”), (ii) […] of the Aggregate Purchase Price, which shall constitute a holdback used to satisfy any indemnification amounts owed Parent from the Company pursuant to Section 10.02(a)(v) (the “Special Indemnity Holdback”) and (iii) […] of the Aggregate Purchase Price, which shall constitute a specific holdback used to satisfy amounts owed to Parent from the Equityholders pursuant to Section 3.07 (the “Purchase Price Holdback”). The Indemnity Holdback, Special Indemnity Holdback, the Purchase Price Holdback shall each be disbursed solely for the purposes and in accordance with the terms of this Agreement. The Company and Parent agree that […] of the Special Indemnity Holdback relates to […] liabilities of the Surviving Company (the […] Holdback”).

(b)               From and after the Closing, Parent and the Unitholder Representative agree to work in good faith to determine the […] liabilities of the Surviving Company. To the extent that Parent establishes, based on reasonable evidence, that there is an […] liability (all such amounts “[…]”), Parent shall be entitled to take all actions to remediate such […] (including any of the actions that would otherwise be prohibited under Section 6.10(g)(ii)) and the […] Holdback shall be reduced by the aggregate amount of the Losses incurred by the Parent in respect of such […].

(c)               To the extent that Parent and the Unitholder Representative are unable to agree on whether there is an […] of the Surviving Company, either of Parent or the Unitholder Representative may, upon written notice to the other, refer all matters that remain in dispute for resolution to the Independent Accountant who shall, acting as an expert in accounting and not as a valuation expert or arbitrator, render its decision as to what amounts should be retained in or released from the […] Holdback (the “[…] Matters”) (and not on any other matter or calculation set forth in the Closing Statement) in a manner consistent with the terms (including the definitions) of this Agreement. In resolving any […] Matter, the Independent Accountant may not assign a value to any […] Matter greater than the maximum value for such matter claimed by either party or less than the minimum value for such matter claimed by either party. The Independent Accountant’s determination as to each […] Matter shall be set forth in a written statement delivered to each of Parent and the Unitholder Representative within ten (10) Business Days after such items are submitted for determination, with such written statement including (i) the Independent Accountant’s determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding releases or retention that is due to the […] Holdback from its determination as to the calculations of the […] Matters, all of which shall be conclusive, final and binding on all Parties absent manifest error. The Independent Accountant shall also determine the proportion of its fees and expenses to be paid by each of Parent and the Unitholder Representative (solely on behalf of the Equityholders) based on the degree (as determined in good faith by the Independent Accountant) to which the Independent Accountant has accepted the positions of Parent and the Unitholder Representative. The Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Unitholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund and the Purchase Price Holdback. By way of example only, should the aggregate Sales Tax Matters sum to $1,000, and the Independent Accountant awards $600 in favor of the Unitholder Representative’s position, sixty percent (60%) of the Independent Accountant’s fees and expenses would be borne by Parent and forty percent (40%) would be borne by the Unitholder Representative. The Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Unitholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund, Purchase Price Holdback and Special Indemnity Holdback. To the extent the Expense Fund, Purchase Price Holdback and Special Indemnity Holdback are insufficient or unavailable to cover all of the Independent Accountant’s fees and expenses payable by the Unitholder Representative, Parent shall pay any such remaining fees and expenses and Parent shall be entitled to deduct such amounts from any amounts payable to the applicable Equityholders (or to the Payments Administrator on their behalf) pursuant to this Agreement.

(d)               On the nine (9) month anniversary of the Closing Date, the amount remaining in the […] Holdback shall be released to the Payments Administrator and, with respect to Company RSUs, to the Surviving Company, no later than […], in such proportions as required in accordance with the terms of this Agreement; provided that if (i) there are any claims for Losses under Section 10.02(a)(v) that are pending on such dates or (ii) there are […] Matter, the applicable portion (and only the applicable portion) of the […] Holdback that is subject to any such Losses shall not be so released until such applicable Losses are finally resolved and satisfied.

(e)               The amount remaining in (i) the Indemnity Holdback, as of the date that is twelve (12) months after the Closing Date (the “Indemnity Release Date”), and (ii) the Special Indemnity Holdback, as of the date that is three (3) years after the Closing Date (the “Special Indemnity Release Date” and together with the Indemnity Release Date, the “Release Dates”), shall be released to the Payments Administrator and, with respect to Company RSUs, to the Surviving Company no later than ten (10) Business Days following the relevant Release Date in such proportions as required in accordance with the terms of this Agreement; provided that if there are any claims for Losses under Article X (other than under Section 10.02(a)(v)) that are pending on the Indemnity Release Date, the applicable portion (and only the applicable portion) of the Indemnity Holdback that is subject to any such Losses shall not be so released until such applicable Losses are finally resolved and satisfied and provided further that if there are any claims for Losses under Section 10.02(a)(v) that are pending on the Special Indemnity Release Date, the applicable portion (and only the applicable portion) of the Special Indemnity Holdback that is subject to any such Losses shall not be so released until such applicable Losses are finally resolved and satisfied. The Payments Administrator shall distribute the portion of the Per Unit Holdback Consideration that is distributable to the Equityholders in accordance with the terms of this Agreement and the Payments Administrator Agreement promptly after its release from the Indemnity Holdback or Special Indemnity Holdback, as applicable, and the Surviving Company shall process the portion of the Per Unit Holdback Consideration that is payable in respect of Company RSUs through its payroll. To the extent amounts of the Indemnity Holdback or Special Indemnity Holdback are distributed to the Equityholders, the Unitholder Representative shall be entitled to be reimbursed from such distributed amounts from the Indemnity Holdback or Special Indemnity Holdback, respectively, for any out-of-pocket costs (including attorney fees) for administering claims relating to Losses, to the extent there are not adequate funds available in the Expense Fund to cover the reimbursement of such out-of-pocket costs.

3.06          Aggregate Closing Payment Schedule. Schedule C attached hereto sets forth the Company’s preliminary calculation of the allocation of the Aggregate Closing Amount and the allocation of the Aggregate Cash Amount entitled to be received in accordance with this Agreement by each Equityholder. No later than four (4) Business Days prior to the Closing Date (but subject to updates based on revisions, if any, to the Estimated Closing Statement pursuant to Section 3.04(a)), the Company shall deliver to Parent a schedule (the “Aggregate Closing Payment Schedule”) setting forth (a) the final allocation of the Aggregate Closing Amount to be paid in accordance with this Agreement to each Equityholder and (b) the final allocation of the Aggregate Cash Amount to be paid in accordance with this Agreement to each Equityholder. Parent shall be entitled to rely exclusively upon the Aggregate Closing Payment Schedule in paying the Aggregate Cash Amount pursuant to Section 3.04 and shall have no obligation to investigate the entitlements of any Person to any portion of the Aggregate Cash Amount payable at Closing.

3.07          Post-Closing Determination of the Closing Statement.

(a)               Within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Unitholder Representative a good faith calculation of the Aggregate Purchase Price and each component thereof (the “Closing Statement”). The Parties acknowledge and agree that the Closing Statement, and the component items and calculations therein, shall be prepared in a manner consistent with the terms (including the definitions) of this Agreement. If Parent fails to deliver the Closing Statement in accordance with the immediately preceding sentence, then, at the Unitholder Representative's election, the Estimated Closing Statement delivered by the Company to Parent pursuant to Section 3.04(a) shall be deemed to be the Final Closing Statement. The Closing Statement shall be conclusive, final and binding on all Parties absent manifest error unless the Unitholder Representative gives Parent written notice (the “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”), with its good faith calculation of, and reasonable supporting detail relating to, such Disputed Items, within thirty (30) Business Days of receipt of the Closing Statement (such period, the “Review Period”). In the event the Unitholder Representative fails to deliver to Parent a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Parent in writing that the Unitholder Representative has no disputes or objections to the Closing Statement, the amounts set forth in the Closing Statement shall be conclusive, final and binding on all Parties absent manifest error.

(b)               Parent and the Unitholder Representative shall, for a period of ten (10) Business Days (or such longer period as Parent and the Unitholder Representative may agree in writing) following delivery of a Dispute Notice to Parent (the “Resolution Period”), attempt in good faith to resolve their differences, and any such resolution by them as to any Disputed Items shall be conclusive, final and binding on all Parties absent manifest error. Any Disputed Items agreed to by Parent and the Unitholder Representative in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Unitholder Representative in the Dispute Notice, are collectively referred to herein as the “Resolved Matters”. Any Resolved Matters shall be conclusive, final and binding on all Parties absent manifest error, except to the extent such component could be affected by other components of the calculations set forth in the Closing Statement that are the subject of a Dispute Notice.

(c)               If at the end of the Resolution Period, Parent and the Unitholder Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Dispute Notice, either of Parent or the Unitholder Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant who shall, acting as an expert in accounting and not as a valuation expert or arbitrator, render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing Statement) in a manner consistent with the terms (including the definitions) of this Agreement. For the avoidance of doubt, the Independent Accountant shall apply the Accounting Methodologies and the other principles set forth in this Agreement for purposes of the disputed calculations, even if the Accounting Methodologies or such other principles deviate from GAAP, and the engagement letter for the Independent Accountant shall include the agreement of the Independent Accountant to apply the Accounting Methodologies. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to any Unresolved Matter greater than the maximum value for such matter claimed by either party or less than the minimum value for such matter claimed by either party. The Independent Accountant’s determination as to each Unresolved Matter shall be set forth in a written statement delivered to each of Parent and the Unitholder Representative within ten (10) Business Days after such items are submitted for determination, with such written statement including (i) the Independent Accountant’s determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculations of the Unresolved Matters, all of which shall be conclusive, final and binding on all Parties absent manifest error. The Independent Accountant shall also determine the proportion of its fees and expenses to be paid by each of Parent and the Unitholder Representative (solely on behalf of the Equityholders) based on the degree (as determined in good faith by the Independent Accountant) to which the Independent Accountant has accepted the positions of Parent and the Unitholder Representative. The Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Unitholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund and the Purchase Price Holdback. By way of example only, should the aggregate Unresolved Matters sum to $1,000, and the Independent Accountant awards $600 in favor of the Unitholder Representative’s position, sixty percent (60%) of the Independent Accountant’s fees and expenses would be borne by Parent and forty percent (40%) would be borne by the Unitholder Representative. The Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Unitholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund. To the extent the Expense Fund and Purchase Price Holdback are insufficient or unavailable to cover all of the Independent Accountant’s fees and expenses payable by the Unitholder Representative, Parent shall pay any such remaining fees and expenses and Parent shall be entitled to deduct such amounts from any amounts payable to the applicable Equityholders (or to the Payments Administrator on their behalf) pursuant to this Agreement.

(d)               For purposes of this Agreement, the “Final Closing Statement” shall be (i) in the event that no Closing Statement is delivered by Parent to the Unitholder Representative within thirty (30) days after the Closing Date, the Estimated Closing Statement, (ii) in the event that no Dispute Notice is delivered by the Unitholder Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Unitholder Representative pursuant to Section 3.07(a), (iii) in the event that a Dispute Notice is delivered by the Unitholder Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Unitholder Representative pursuant to Section 3.07(a), as adjusted pursuant to the agreement of Parent and the Unitholder Representative in writing, or (iv) in the event that a Dispute Notice is delivered by the Unitholder Representative to Parent prior to the expiration of the Review Period and Parent and the Unitholder Representative are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Parent to the Unitholder Representative pursuant to Section 3.07(a), as adjusted by the Independent Accountant to be consistent with (A) the Resolved Matters and (B) the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Section 3.07(a) and Section 3.07(c). The “Final Aggregate Purchase Price” shall mean the Aggregate Purchase Price as derived from the Final Closing Statement.

(e)               From and after the delivery of the Closing Statement by Parent until the determination of the Final Closing Statement pursuant to this Section 3.07, Parent and the Surviving Company shall, and shall cause their respective subsidiaries to, permit the Unitholder Representative and its Representatives reasonable access to the personnel, accountants and properties of the Surviving Company and its subsidiaries, and provide reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to all of the books, records, contracts and other documents (including auditor’s work papers) of the Surviving Company or its subsidiaries only to the extent necessary to evaluate the calculations set forth in the Closing Statement.

(f)                Payment in Respect of Final Aggregate Purchase Price.

(i)                 If the Final Aggregate Purchase Price exceeds or is equal to the Estimated Aggregate Purchase Price, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent or the Surviving Company shall deposit, or cause to be deposited, in immediately available funds, with the Payments Administrator an amount in cash equal to the sum of (i) the full amount, if any, by which the Final Aggregate Purchase Price exceeds the Estimated Aggregate Purchase Price (less the portion of such amount payable in respect of the Company RSUs, which the Surviving Company shall process through its payroll) plus (ii) the Purchase Price Holdback (less the portion of such amount payable in respect of the Company RSUs, which the Surviving Company shall process through its payroll), and, immediately thereafter, Parent and the Unitholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amounts promptly to the Equityholders in accordance with this Agreement.

(ii)              If the Estimated Aggregate Purchase Price exceeds the Final Aggregate Purchase Price (such excess the “Overstatement”) and the Purchase Price Holdback exceeds the Overstatement (such excess the “Payable Holdback Portion”), then within five (5) Business Days after the final determination of the Final Closing Statement, Parent or the Surviving Company shall deposit, or cause to be deposited, in immediately available funds, with the Payments Administrator the Payable Holdback Portion (less the portion of such amount payable in respect of the Company RSUs, which the Surviving Company shall process through its payroll) and, immediately thereafter, Parent and the Unitholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amounts promptly to the Equityholders in accordance with this Agreement.

(iii)            If the Overstatement exceeds the Purchase Price Holdback (such excess the “Payable Overstatement”), the Purchase Price Holdback shall be for Parent’s account.

(iv)             All payments pursuant to this Section 3.07 shall be treated as an adjustment to the Final Aggregate Purchase Price for all foreign, federal, state and local income Tax purposes unless otherwise required by Law.

3.08          Earn-Out Consideration. As additional consideration for the Merger, upon the achievement of certain milestones as further described below, Parent shall, subject to the terms of this Section 3.08, pay the Earn-Out Consideration to Equityholders in full as set forth on Schedule C under the heading “Earn-Out Consideration” provided, however, that any amounts payable by Parent pursuant to this Section 3.08 shall be offset and reduced by any amounts (i) deductible from payments to Equityholders (or to the Payments Administrator on their behalf) pursuant to this Agreement (including pursuant to Article X) or (ii) owed by the Equityholders to the Parent Indemnified Parties (including pursuant to Article X).

(a)               Within five (5) Business Days of the amount of any Net Sales Growth Earn-Out Consideration or Net Sales Earn-Out Consideration becoming conclusive, final and binding on all Parties, in accordance with this Section 3.08, Parent or the Surviving Company shall deposit, or cause to be deposited, in immediately available funds, with the Payment Administrator the applicable amount (less the portion of such amount payable in respect of the Company RSUs, which the Surviving Company shall process through its payroll), if any, and, immediately thereafter, Parent and the Unitholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amounts promptly to the Equityholders in accordance with this Agreement.

(b)               Subject to Unitholder Representative’s ongoing compliance with the Unitholder Representative NDA attached hereto as Annex D, until filing by Parent of its Form 10-K for the year ended December 31, 2022, Parent shall, within thirty (30) days following the filing of its Form 10-Q or Form 10-K with the Securities and Exchange Commission (the “SEC”) (as applicable), but not later than thirty (30) days following the normal filing deadline for such Form, prepare and deliver a good faith calculation of the total Net Sales from the Company Products in the applicable calendar quarter (a “Parent Earn-Out Statement”), together with, for the Parent Earn-Out Statements delivered immediately following the filing of its Form 10-K in fiscal years 2020, 2021 and 2022 only, a statement as to whether any Net Sales Growth Earn-Out Consideration or Net Sales Earn-Out Consideration is payable in connection therewith and if so, the amount thereof. The Parties acknowledge and agree that the Parent Earn-Out Statement, and the component items and calculations therein, shall be prepared in a manner consistent with the terms (including the definitions) of this Agreement.

(c)               If the Unitholder Representative disputes the calculation of Net Sales set forth in any Parent Earn-Out Statement the Unitholder Representative shall deliver to Parent a written notice (an “Earn-Out Dispute Notice”) of any disputes or objections thereto (collectively, the “Earn-Out Disputed Items”) with reasonable supporting detail as to such Disputed Items, within thirty (30) Business Days of receipt of the Parent Earn-Out Statement (such period, the “Earn-Out Review Period”); provided that the Unitholder Representative may only deliver an Earn-Out Dispute Notice in respect of the Parent Earn-Out Statement delivered with respect to its Form 10-K for years 2020, 2021 and 2022.

(d)               If the Unitholder Representative fails to deliver to Parent an Earn-Out Dispute Notice prior to the expiration of the Earn-Out Review Period or otherwise earlier notifies Parent in writing that the Unitholder Representative has no disputes or objections to the Parent Earn-Out Statement, the amount of Net Sales set forth in the Parent Earn-Out Statement shall be conclusive, final and binding on all Parties absent manifest error and payments shall be made by Parent in accordance with Section 3.04.

(e)               Parent and the Unitholder Representative shall, for a period of ten (10) Business Days (or such longer period as Parent and the Unitholder Representative may agree in writing) following delivery of an Earn-Out Dispute Notice to Parent (the “Earn-Out Resolution Period”), attempt in good faith to resolve their differences, and any such resolution by them as to any Earn-Out Disputed Items shall be conclusive, final and binding on all Parties absent manifest error. Any Earn-Out Disputed Items agreed to by Parent and the Unitholder Representative in writing, together with any items or calculations set forth in the Parent Earn-Out Statement not disputed or objected to by the Unitholder Representative in the Earn-Out Dispute Notice, are collectively referred to herein as the “Earn-Out Resolved Matters”. Any Earn-Out Resolved Matters shall be conclusive, final and binding on all Parties absent manifest error, except to the extent such component could be affected by other components of the calculations set forth in the Parent Earn-Out Statement that are the subject of an Earn-Out Dispute Notice. If at the end of the Earn-Out Resolution Period, Parent and the Unitholder Representative have been unable to resolve any differences that they may have with respect to the matters specified in the Earn-Out Dispute Notice, either of Parent or the Unitholder Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice to be exclusively and definitively resolved, without any recourse to appeal, by final and binding arbitration pursuant to Section 3.08(f).

(f)                Any Earn-Out Arbitration shall be instituted and conducted in, and its seat shall be, the city of Chicago, Illinois, where the arbitration award shall be rendered. The arbitration shall be administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in accordance with the Rules of Arbitration of the ICC (“Arbitration Rules”), as in effect as of the date of commencement of the arbitration, as modified by this Agreement or mutual agreement of the Parties. The law of this arbitration clause shall be the law of the State of Delaware. The arbitration shall be conducted in the English language, though documents or testimony may be submitted in other languages if a translation is provided. The arbitration panel shall be composed of three (3) arbitrators. The first (1st) arbitrator shall be appointed by the claimant. The second (2nd) arbitrator shall be appointed by the respondent. The third (3rd) arbitrator (who shall act as chairman) shall be appointed by the two (2) party-appointed arbitrators, within fifteen (15) calendar days from the date of confirmation of the second (2nd) party-appointed arbitrator. If any party fails to appoint an arbitrator within the required period, or if the two (2) arbitrators cannot reach an agreement with respect to the third (3rd) arbitrator within the applicable periods, the appointment shall be made by the ICC International Court of Arbitration pursuant to the Arbitration Rules. To the extent that an Earn-Out Arbitration involves more than one (1) party as claimant, such claimants shall jointly appoint the first (1st) arbitrator. To the extent that an Earn-Out Arbitration involves more than one (1) respondent, such respondents shall jointly appoint the second (2nd) arbitrator. The Parties consent to the consolidation of arbitrations commenced hereunder pursuant to the Arbitration Rules. Any award of the arbitration panel must be in writing and state the grounds upon which it is based (in each case, a “Final Award”). The Final Award shall be conclusive, final and binding on the Parties and their successors, and a judgment upon the Final Award may be recognized and enforced in any court of competent jurisdiction. The fees and expenses of the arbitration and other reasonable and documented costs of the party which has prevailed in such arbitration (the “Arbitration Fees”), including reasonable attorney’s fees, shall be borne as established by the arbitration panel. The Arbitration Fees payable by Parent (if any) shall be paid directly by Parent, and the Arbitration Fees payable by the Unitholder Representative (if any, solely on behalf of the Equityholders) shall be paid from the Expense Fund and the Purchase Price Holdback. To the extent the Expense Fund and the Purchase Price Holdback are insufficient or unavailable to cover all of the Arbitration Fees payable by the Unitholder Representative, Parent shall pay any such remaining Arbitration Fees and Parent shall be entitled to deduct such amounts from any amounts payable to the Payments Administrator on behalf of the Equityholders.

(g)               Parent Actions. Until December 31, 2022, Parent agrees to use commercially reasonable efforts (including in respect of amount and timing of capital allocation) to achieve sales of the Company Products that will enable the Equityholders to achieve the maximum Earn-out Consideration. In no event shall Parent take any action primarily intended to avoid the payment of any Net Sales Growth Earn-Out Consideration or Net Sales Earn-Out Consideration becoming payable. Any dispute arising out of, resulting from or in connection with this Section 3.08(g) shall be exclusively and definitively resolved, without any recourse to appeal, by final and binding arbitration pursuant to Section 3.08(f).

(h)               Enforcement of Earn-Out Covenant. The right and power to enforce this Section 3.08 against Parent shall reside entirely with the Unitholder Representative (on behalf of the Equityholders), and none of the Equityholders shall be entitled to bring, commence, continue or prosecute any claim, legal action or proceeding under, in relation to, arising out of or in connection with a breach of this Section 3.08 or otherwise claiming that after the Effective Time Parent has not complied with this Section 3.08.

(i)                 No Equityholder shall assign its interest in the Earn-Out Consideration to any Person without first notifying Parent and the Unitholder Representative of such transfer and the Aggregate Closing Payment Schedule shall be revised to reflect such permitted transfer and shall record the name of the transferee. No holder of Company RSUs shall assign its interest in Earn-Out Consideration to any Person other than by will or the laws of descent and distribution.

3.09          No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any Per Unit Merger Consideration.

3.10          Withholding Rights. Parent shall be entitled to deduct and withhold from any amounts payable to the applicable Equityholder under this Agreement such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. The Parties shall cooperate in good faith to reduce or eliminate any such deduction or withholding. If Parent determines that withholding is required pursuant to this Section 3.10, Parent shall provide notice thereof to Unitholder Representative promptly following such determination. To the extent that such amounts are so withheld and timely paid over to or deposited with the relevant Tax Authority by Parent in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Equityholder in respect to which such deduction and withholding was made.

3.11          Purchase Price Allocation. Within ninety (90) days after the Closing, Parent shall deliver to the Unitholder Representative a statement allocating the "fair market value" of the assets of the Company for all Tax purposes in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and the allocation methodology set forth on Schedule 3.11 attached hereto (the “Purchase Price Allocation”). Such Purchase Price Allocation will be final if Parent does not receive an objection described in the following sentence. If, within fifteen (15) Business Days after delivery of the Purchase Price Allocation, the Unitholder Representative notifies Parent in writing that the Equityholders object to the allocation set forth in the Purchase Price Allocation together with the reasons, set forth in reasonable particularity, for such objection, Parent and the Unitholder Representative shall, within twenty (20) days of receiving such written notice, discuss possible resolutions of such dispute, and if they are able to do so, shall make such revisions to the Purchase Price Allocation to reflect such resolution, which shall be final and binding. In the event Parent and the Equityholders are unable to resolve such dispute within twenty (20) days, Parent and the Equityholders shall refer the matter to the Independent Accountant in accordance with the procedural principles of Section 3.07(c). Parent and the Equityholders agree (a) to be bound by the Purchase Price Allocation as ultimately determined hereunder, (b) to prepare and file their Tax Returns on a basis consistent with such Purchase Price Allocation as ultimately determined hereunder and (c) not to take any position inconsistent with the Purchase Price Allocation Schedule as ultimately determined hereunder on any applicable Tax Return or in any proceeding before any Tax Authority, in each case except as required under applicable Tax Law. The payment of any Earn-Out Consideration and any other adjustments to the Final Aggregate Purchase Price after the Closing Date should be reflected in the Purchase Price Allocation in accordance with this Section 3.11.

Article IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and, at Closing, as of the Closing Date (except for any representation or warranty that is expressly made as of a specified date, in which case the Company hereby represents and warrants to Parent and Merger Sub as of such specified date), except as disclosed in the corresponding sections or subsections of the Company Disclosure Schedule, as follows:

4.01          Organization; Qualification. The Company (a) is a limited liability company duly organized, validly existing and in good standing under the Applicable Laws of the State of Wisconsin and (b) has all requisite limited liability company power and authority to conduct its respective business as now being conducted and to own, lease and operate its respective Properties. The Company is duly qualified or licensed to do business in each jurisdiction listed in Section 4.01 of the Company Disclosure Schedule, which constitute all jurisdictions in which the ownership or operation of its Properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect. The Company has Made Available to Parent true and complete copies of the Organizational Documents of the Company, each of which are in full force and effect.

4.02          Capitalization.

(a)               As of January 4, 2020, the Company Units consists solely of 6283.1 Company Units that are issued and outstanding. All of the issued and outstanding Company Units are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive or similar rights of any kind. As of January 4, 2020, other than 20 Company Units issuable in respect of Company RSUs, the Company has no Company Units reserved for issuance. As of the date of this Agreement, the Company Units are held by the Persons with the addresses and in the amounts set forth in Section 4.02(a)(i) of the Company Disclosure Schedule. Except as permitted by Section 6.02 or as provided in the Company’s Organizational Documents, no Person has as of the date of this Agreement or will have as of or following the Effective Time any right to acquire from the Company any Company Units, or other Equity Interests of the Company or any right valued by reference to a Company Unit. The Aggregate Closing Payment Schedule, when delivered in accordance with Section 3.06, will contain a true and correct calculation of the respective amounts of the Aggregate Closing Amount to be paid in accordance with this Agreement to each holder of the Company’s outstanding Company Units and any other equity securities of the Company and will set forth the amounts required to be paid to each such holder in accordance with the Company’s Organizational Documents (as applicable) and the Company Plans. Except as set forth in the Aggregate Closing Payment Schedule, no Person is entitled to receive any portion of the Aggregate Closing Amount.

(b)               Except as described in Section 4.02(a), as of the date of this Agreement, there are no other issued and outstanding Company Units and no outstanding subscriptions, options, warrants, calls, rights, convertible securities, proxy or Unitholder agreements or other Contracts or other understandings of any character obligating the Company to issue, transfer, sell, repurchase or redeem any Company Units. The Company has no treasury units. All of the Company Units were offered and sold in compliance with Applicable Laws and the Organizational Documents of the Company. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Unitholders on any matter submitted to the Unitholders or as a separate class of holders of units. There are no declared but unpaid distributions in respect of the Company Units.

(c)               The Company is not a party or subject to any agreement or understanding which affects or relates to the ownership, voting, dividend rights or giving of support agreements with respect to any Equity Interest in the Company or by a manager of the Company.

(d)               The Company does not own any Equity Interests in any Person.

4.03          Authority; Enforceability.

(a)               The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary limited liability company action, subject only to obtaining the affirmative vote of 50% of the outstanding Company Units to approve this Agreement, including the satisfaction or waiver of any applicable notice provisions under Wisconsin Law and the Operating Agreement (the “Required Unitholder Approval”). This Agreement has been (and each other Transaction Document to be executed by the Company at or prior to Closing will be) duly and validly executed and delivered by the Company and, assuming the Required Unitholder Approval is obtained, constitutes (and each other Transaction Document to be executed by the Company at or prior to Closing will constitute) the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar Applicable Laws relating to or affecting the rights of creditors generally, or by general equitable principles (the “Enforceability Exceptions”).

(b)               The Required Unitholder Approval is the only approval of the holders of Company Units required to approve this Agreement and the Merger under the Company’s Organizational Documents and Applicable Laws, and no other limited liability company proceedings by the Company are necessary to authorize this Agreement or the transactions contemplated hereby, other than the filing of the Articles of Merger. No “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or regulation or any provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Merger or the other transactions contemplated by this Agreement. No objection or dissociation rights shall be available to the holders of Company Units in connection with the Merger pursuant to the Company’s Organizational Documents and Wisconsin Law.

(c)               The Company’s board of managers has (i) determined that the Merger, upon the terms and subject to the conditions set forth herein, is in the best interests of the holders of the Company Units, (ii) approved this Agreement and the transactions contemplated hereby, and declared their advisability and (iii) recommended the approval of this Agreement to the Unitholders entitled to vote thereon (the “Board Recommendation”) in accordance in all respects with the Company’s Organizational Documents, Applicable Law and its fiduciary duties.

4.04          No Conflicts; Consents and Approvals. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party do not, and the performance by the Company of its obligations under this Agreement and the other Transaction Documents to which the Company is a party will not:

(a)               conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of the Company;

(b)               require the consent, notice or other action by any Person under, or result in a violation of or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time or both) any Contract or other understandings to which the Company is a party, except for (i) any such violations or defaults (or rights of termination, cancellation or acceleration) which would not reasonably be expected to be material to the Company, individually or taken as a whole and (ii) approvals required as a result of the business activities of Parent and its Affiliates;

(c)               (i) conflict with, violate or breach any term or provision of any Applicable Laws applicable to the Company, except as would not reasonably be expected to be material to the Company, taken as a whole, or (ii) require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, under any Applicable Laws, the Required Unitholder Approval and the filing of the Articles of Merger; or

(d)               result in the creation or imposition of any material Lien other than Permitted Liens on any asset of the Company.

4.05          No Subsidiaries; No Repurchase Obligations.

(a)               The Company does not have any Subsidiaries and does not, directly or indirectly, own any interest in any other Person.

(b)               Except as provided herein, there are no (i) outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or (ii) outstanding obligations of the Company to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any other Person.

4.06          Financial Statements.

(a)               Set forth in Section 4.06(a)(i) of the Company Disclosure Schedule are true and complete copies of the following financial statements: balance sheets and statements of operations and cash flows of the Company as at September 30, 2019 on an audited basis (the “YTD Financial Statements”), for the two years ended December 31, 2017 on an unaudited basis (the “Unaudited Financial Statements”, and for the year ended December 31, 2018 on an audited basis (the "Audited Financial Statements", and, together with the Unaudited Financial Statements and YTD Financial Statements, the “Financial Statements”). Except as described in Section 4.06(a) of the Company Disclosure Schedule, the Financial Statements are correct and complete in all material respects, were prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and fairly present in all material respects the financial condition, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods covered thereby.

(b)               All accounts, books, ledgers and records of the Company are complete and correct in all material respects, have been maintained in a consistent manner and have recorded therein the results of operations and the assets and liabilities of the Company in all material respects. The Company maintains a system of accounting and internal controls that provides reasonable assurance that financial transactions are executed in accordance with the authorization of management. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls over financial reporting of the Company that would reasonably be expected to affect their ability to record, process, summarize and report financial information in all material respects, and there has been no written, or, to the Knowledge of the Company, other complaint, allegation or claim with respect to the accounting or auditing practices, procedures, methodologies or methods of internal controls over financial reporting of the Company.

(c)               Section 4.06(c) of the Company Disclosure Schedule sets forth, in reasonable detail, the Indebtedness of the Company as of the date hereof, including, for each item of Indebtedness, the agreement governing the Indebtedness and the interest rate, maturity date, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing.

4.07          Liabilities. Except for (a) liabilities specifically reflected and adequately reserved against in the YTD Financial Statements, (b) liabilities incurred since the date of the YTD Financial Statements in the Ordinary Course of Business (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation), (c) Transaction Expenses, (d) liabilities reflected in the calculation of the Indebtedness or Working Capital Difference or (e) liabilities that are not required to be disclosed or reflected on financial statements prepared in accordance with GAAP, there are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, asserted or unasserted, known or unknown, contingent, determined, determinable or otherwise.

4.08          Inventory. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, and except for obsolete materials and materials of below standard quality, which have been written down in the Financial Statements to realizable market value or for which adequate reserves have been provided therein, (a) the inventory of the Company is of a quality and quantity useable and, in the case of finished goods, saleable in the ordinary course of business and (b) no inventory of the Company is being held on consignment by third parties. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company does not have any obligation, contingent or otherwise, to repurchase or accept returns of any Company Products, or otherwise compensate or reimburse any distributor in connection with any unsold goods, whether at the expiration of the applicable shelf-life or otherwise.

4.09          Accounts Receivable. Each account receivable that has been billed is and each unbilled account receivable will be when billed (a) valid and existing and represents monies due (or believed in good faith to be due) for goods sold and delivered and services performed in the ordinary course and (b) a legally binding obligation of the account debtor enforceable in accordance with its terms not subject to refunds, discounts (other than trade discounts provided in the ordinary course of business), setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses or conditions precedent, subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally.

4.10          Absence of Certain Changes.

(a)               Since September 30, 2019, there has not been:

(i)                 any resignation or termination of any managing member or officer of the Company, and to the Company’s Knowledge there are no impending resignations or terminations of employment of any managing member, officer or Key Employee;

(ii)              any labor organization activity related to the Company;

(iii)            any sale, assignment, transfer, exclusive license or other exclusive grant of any Intellectual Property Rights or other intangible assets;

(iv)             any non-exclusive license or other non-exclusive grant of any Intellectual Property Rights or other intangible assets, other than in the Ordinary Course of Business to the Company’s customers, suppliers, distributors and contractors;

(v)               any modification to any Material Contract outside of the Ordinary Course of Business;

(vi)             any material change, except in the Ordinary Course of Business or otherwise not reflected in the YTD Financial Statements, in the contingent obligations of the Company by way of guaranty, endorsement, indemnity or warranty;

(vii)          any waiver by the Company of a material right or of a debt owed to it;

(viii)        any change in any compensation arrangement or agreement with any employee, officer or manager, other than normal adjustments in connection with the Company’s annual reviews or otherwise in the Ordinary Course of Business;

(ix)             any incurrence of any material indebtedness for borrowed money by the Company and the Company has not guaranteed such indebtedness of another Person or issued or sold any debt securities or warrants or other rights to acquire any debt security of the Company;

(x)               any change in any method of accounting or accounting practices by the Company;

(xi)             any making, changing or rescinding of any material election in respect of Taxes by the Company or changing of any method of Tax accounting by the Company, or any event, development or circumstance as a result of which the Company incurred a material Tax liability (or material decrease in a material Tax asset or attribute) not in the Ordinary Course of Business; or

(xii)          any arrangement or commitment by the Company regarding any of the matters described in subsections (i) through (xi) above that is not disclosed in response to subsections (i) through (xi).

(b)               Since September 30, 2019, there has not been any state of facts, changes, development, event, effect, condition or occurrence that, individually or in the aggregate with all other facts, changes, developments, events, effects, conditions and occurrences, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

4.11          Legal Proceedings.

(a)               As of the date hereof, (i) there is no Action or Order pending or threatened in writing against the Company that would affect or bind the Company or any of its assets or Properties, and (ii) to the Company’s Knowledge, there is no investigation or review pending or threatened by a Governmental Authority with respect to the Company.

(b)               To the Company’s Knowledge, there is no material Action of any nature pending or threatened in writing against any current or former manager of the Company (in their capacities as such or relating to their employment, services or relationship with the Company).

4.12          Compliance with Applicable Laws.

(a)               The Company is, and the business of the Company is being conducted, and has been, in compliance in all material respects with all Applicable Laws. The Company holds all material Governmental Approvals necessary for the Company to own, lease and operate its Properties and to carry on its business as currently conducted in each of the jurisdictions where such business is conducted, and all such Governmental Approvals are in full force and effect. There has not occurred any breach of or default under (with or without notice, lapse of time or both) any such material Governmental Approval, and the Company has not received any written notice (including through any Action) of any such breach or default.

(b)               The Company has not, and no manager, officer, employee or, to the Knowledge of the Company, agents or other Persons, acting for or on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or violated any provision of applicable Anti-Corruption Laws or (iii) taken any action that would constitute a violation of applicable Anti-Corruption Laws. No manager, officer, employee or, to the Knowledge of the Company, agents or other Persons, acting for or on behalf of the Company has established or maintained any fund or asset that has not been recorded in the books and records of the Company.

(c)               The Company does not maintain or conduct, and has not maintained or conducted, any business, investment, operation or other activity in or with: (i) any country or person targeted by any of the economic sanctions of the United States of America administered by the United States Treasury Department’s Office of Foreign Assets Control; (ii) any person appearing on the list of Specially Designated Nationals and Blocked Persons issued by the United States Treasury Department’s Office of Foreign Assets Control; or (iii) any country or person designated by the United States Secretary of the Treasury pursuant to the USA PATRIOT Act as being of “primary money laundering concern”.

4.13          Material Contracts.

(a)               Section 4.13(a) of the Company Disclosure Schedule sets forth a true, complete and accurate list of all Material Contracts in effect as of the date hereof. “Material Contracts” means:

(i)                 any Contract pursuant to which the Company is liable for any Indebtedness, except for Company Plans;

(ii)              any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $10,000 per annum;

(iii)            any partnership, joint venture or similar Contract to which the Company is a party or by which the Company is bound relating to any Person that is not wholly owned by the Company;

(iv)             any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or any Contract that involves the payment of royalties to any other Person, in each case that involve payments by the Company in excess of $10,000 in any twelve (12)-month period;

(v)               any Contract for the purchase or sale of real property or any option to purchase or sell real property by the Company;

(vi)             any Contract relating to the acquisition or disposition by the Company of any business or all or substantially all of the assets of any Person or business (whether by merger, sale of stock, sale of assets, license or otherwise) or any Contract pursuant to which it has any material ownership interest in another Person;

(vii)          any Contract which requires payments by the Company in excess of $15,000 in any twelve (12)-month period, other than purchase orders, Company Plans or other Contracts that are terminable by the Company on thirty (30) days’ notice or less without obligation to make any material payment;

(viii)        any Contract to which the Company is a party or by which the Company is bound that contains any (A) “most favored nation” or similar provision in favor of a Person other than the Company, (B) provision expressly requiring the Company to purchase goods or services exclusively from, or distribute or resell goods or services exclusively through, another Person, or (C) express restriction on the ability of the Company or any of its Affiliates (whether before or after the Closing) to compete in any business market or geographic area;

(ix)             any employment agreement binding on the Company that is not terminable at will or that contains any severance or termination pay or other compensatory obligations in connection with a termination of employment other than (A) accrued payment obligations for services rendered prior to the Termination Date and (B) relocation expense reimbursement in amounts less than $15,000, except as mandated by local law;

(x)               any contract, letter or other agreement providing for payment by the Company of more than $25,000 annually which provides for any consulting or advising role of any Person in respect of the business of the Company;

(xi)             any Contract between the Company, on the one hand, and any of its Affiliates, on the other hand, that is material to the operation of the business of the Company, as applicable, and is not listed in response to another item of this Section 4.13 or as a Company Plan;

(xii)          any Contract that results in any Person holding a power of attorney from the Company (other than those granted to payroll providers, tax filing professionals, lawyers or law firms for administrative matters in the Ordinary Course of Business);

(xiii)        any Contract to which the Company is a party or by which the Company is bound that provides for the indemnification of any Person other than Contracts entered into in the Ordinary Course of Business and Contracts the primary purpose of which do not relate to taxes or environmental liabilities of any Person;

(xiv)         any Contract that relates principally to the advertising or promotion of the business or operations of the Company;

(xv)           any Contract that requires the consent of a Governmental Authority as a result of the transactions contemplated by this Agreement;

(xvi)         any agreement, other than Ordinary Course Purchase Orders, with any Key International Distributor, any Key Domestic Distributor, any Key Customer or Key Supplier (for the avoidance of doubt, excluding any Contracts with Key International Distributors, Key Domestic Distributors, Key Customers and Key Suppliers for which the primary purchase or sale obligations have been completed but which may contain ongoing warranty, indemnification or other similar obligations);

(xvii)      any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to market, refer or sell the Company’s products or services to any other Person providing for, likely to result in, or have actually resulted in during the twelve (12) month period ended September 30, 2019, on an individual basis, more than $100,000 in total recognized revenue (the “Key Revenue Agreements”);

(xviii)    any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or otherwise seeking to influence or exercise control over the Company;

(xix)         any settlement agreement under which the Company has any ongoing obligations (other than customary non-disclosure or confidentiality covenants);

(xx)           any Contract to which the Company is a party or by which the Company is bound, which is primarily related to privacy and data protection and is material to the business of the Company, including any Contract for the collection, use, disclosure, storage, transfer or disposal of third party Personal Data; and

(xxi)         any Contract pursuant to which the Company has (A) granted to any Person a license, covenant not to sue, option or other right with respect to or under any Company IP, other than non-exclusive licenses granted in the Ordinary Course of Business to the Company’s customers, suppliers, distributors and contractors; or (B) been granted by any Person a license, covenant not to sue, option or other right with respect to any Intellectual Property Rights (other than non-exclusive licenses to off-the-shelf, unmodified, commercially available software with annual payments no greater than $15,000).

(b)               The Company has Made Available to Parent true, complete and accurate copies of all Material Contracts.

(c)               Each of the Material Contracts constitutes a legal, valid and binding obligation of the Company and, to the Company’s Knowledge, of the other parties thereto, except as limited by the Enforceability Exceptions. The Company is not in material breach of or in material default under any Material Contract, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a material default or material breach by the Company under any Material Contract. Prior to the date of this Agreement, the Company has not received any written notice of any such material default or material breach (other than notices of matters that have been resolved prior to the date hereof without material liability to the Company), and, to the Company’s Knowledge, there does not exist any material default or material breach, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a material default or material breach under any Material Contract by any party thereto other than the Company.

(d)               The Company's […] with […] and […] are expired and terminated in all respects, and and all rights of […] and […] to receive Company Units upon a change in control under such agreements have been terminated in all respects.

4.14          Taxes.

(a)               The Company (A) has duly and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed with the appropriate Tax Authority and all such filed Tax Returns are complete and accurate in all material respects; (B) has duly and timely paid all material Taxes that were required to be paid by the Company (whether or not shown on any Tax Returns) and, with respect to material Taxes not yet due, such Taxes have been accrued as current liabilities on the balance sheet included in the YTD Financial Statements if required by GAAP; and (C) has withheld and timely paid to the appropriate Tax Authorities all material Taxes required to have been withheld and complied with related reporting requirements.

(b)               No issues that have been raised by the relevant Tax Authority in connection with any examination of any Tax Return referred to in clause (a) above are currently pending. No Tax Return of the Company is currently being examined by any Tax Authority, nor has the Company received any written notice from a Tax Authority that it intends to conduct any such examinations. All deficiencies asserted or assessments made, if any, as a result of any such Tax examinations have been paid in full, settled or withdrawn. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company. No written power of attorney has been granted with respect to any matter relating to the Taxes of the Company which will be in force for any taxable period beginning after the Closing Date or for any Straddle Period.

(c)               The Company has Made Available to Parent true and complete copies of (A) all income Tax Returns filed by the Company with respect to taxable periods ending on and after December 31, 2016, and (B) all private letter ruling requests, closing agreements or gain recognition agreements with a Tax Authority with respect to Taxes requested or executed.

(d)               The Company is not a party to any Contract providing for allocation, sharing or indemnification with respect to Taxes (other than a Contract not primarily related to Taxes which was entered into in the Ordinary Course of Business, including without limitation credit or loan agreements, vendor agreements, purchase and sale agreements and leases).

(e)               No written claim has been made within the last three (3) years by a Tax Authority in a jurisdiction where the Company does not file Tax Returns such that it is subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(f)                The Company (A) has not engaged in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under any similar provision of state, local or foreign Law, (B) has not ever been a member of any consolidated, combined, unitary or similar Tax group, (C) has not been granted any extension, or waived the statute of limitations, for the assessment or collection of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business), which extension or waiver is still in force, or (D) is not subject to any private letter ruling of the IRS or comparable rulings of other Tax Authorities.

(g)               The Company will not be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing as a result of any closing agreement entered into prior to the Closing with any Tax Authority, installment sale or open transaction entered into prior to the Closing, any accounting method change made prior to the Closing, any prepaid amount received on or prior to the Closing Date, the application of Section 965 of the Code, any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing with respect to any taxable period ending on or prior to the Closing Date, or any transferee or successor liability for the Taxes of any other Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or otherwise.

(h)               The Company is not and has never been treated as an association taxable as a corporation for U.S. federal income tax purposes. The Company is (and at all times until the Closing will be) treated as a partnership for U.S. federal income tax purposes. The Company does not and has never owned any interest in any entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes.

4.15          Employee Matters.

(a)               Section 4.15(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Plan. For purposes of this Agreement, “Company Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company. Company Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind. No Company Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company who reside or work outside of the United States.

(b)               With respect to each Company Plan, the Company has Made Available to Parent, to the extent applicable, accurate and complete copies of (i) the Company Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, and (iv) all material correspondence to or from any Governmental Authority received in the last three (3) years with respect to any Company Plan. With respect to each ERISA Plan, the Company has Made Available to Parent, to the extent applicable, accurate and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter, and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(c)               (i) Each Company Plan (including any related trusts), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), has been established, operated and administered in material compliance with its terms and Applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions or other amounts payable by the Company with respect to each Company Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or served, or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company.

(d)               Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any ERISA Plan, the Company has not engaged in a transaction in connection with which the Company reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(e)               Neither the Company nor any ERISA Affiliate has contributed (or had any obligation of any sort) in the last six (6) years to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan within the last six (6) years. No Company Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company as a “single employer” within the meaning of Section 414 of the Code.

(f)                Except as required by Applicable Laws, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and the Company has no obligation to provide such benefits. To the extent that the Company sponsors such plans, the Company has reserved the right to amend, terminate or modify at any time each Company Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.

(g)               Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(h)               Neither the execution and delivery of this Agreement, approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, manager, officer or independent contractor of the Company to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, manager, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan, or (5) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(i)                 Neither the execution and delivery of this Agreement, approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)                 The Company has no obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

4.16          Labor Matters.

(a)               Section 4.16(a) of the Company Disclosure Schedule sets forth, with respect to each current employee of the Company, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall, (i) the name of such employee and the date as of which such employee was originally hired by the Company, and whether the employee is on an active or inactive status, (ii) such employee’s title, (iii) such employee’s annualized compensation as of the date of this Agreement, including base salary, vacation and paid time off accrual amounts, target bonus and commission amounts (if any), and any other compensation forms, if applicable, (iv) such employee’s severance entitlement (if any), (v) whether such employee is not fully available to perform work because of a qualified disability or other leave and, if applicable, the type of leave (e.g., disability, workers’ compensation, family or other leave protected by Applicable Laws) and the anticipated date of return to full service, (vi) the facility at which such employee is located and (vii) whether such employee is classified as exempt or non-exempt (as applicable).

(b)               As of the date hereof the Company is not a party to any collective bargaining agreement or other agreement with a labor union or like organization, and, to the Company’s Knowledge, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor unions or like organizations, to organize any employees of the Company. As of the date hereof, (i) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Company’s Knowledge, threatened, (ii) there is no unfair labor practice charge against the Company pending before the National Labor Relations Board or comparable labor relations authority, and (iii) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Authority with respect to any current or former employees of the Company.

(c)               The Company is in compliance in all material respects with all Applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, sexual harassment, plant closings, and wages and hours. The Company has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(d)               There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company in any forum by or on behalf of any present or former employee of the Company, any applicant for employment or classes of employees or applicants for employment alleging breach of any express or implied employment contract, violation of any Applicable Laws governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company in connection with the employment relationship.

(e)               The Company has no direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any misclassification of any employee as exempt versus non-exempt, or with respect to any employee leased from another employer, except as would not, when taken as a whole, reasonably be expected to be material to the Company, and the Company has no notice or Knowledge of any pending or threatened claim by any Person who is performing or has performed services for the Company that he/she is or was misclassified for such purposes. The Company has no direct or indirect liability, whether actual or contingent, with respect to the failure to give meal/rest periods to any eligible current or former employee, except as would not, when taken as a whole, reasonably be expected to be material to the Company, and the Company has no notice or Knowledge of any pending or threatened claim by any current employee or former employee that he/she has not been given the meal/rest periods to which he/she is or was entitled.

(f)                No Manager Guaranteed Payments or Manager Deferred Compensation Payments have been accrued in respect of any employee of the Company, other than a current or former manager of the Company.

4.17          Insurance. Section 4.17(i) of the Company Disclosure Schedule contains a true and complete list of all material insurance policies (other than any insurance policies that are Company Plans) currently in effect as of the date hereof that insure the business, operations, employees and Properties of the Company with coverage customary for companies similarly situated to the Company. Each such material insurance policy is in full force and effect and is valid and binding, and no premiums due under any such insurance policies have not been paid. The Company has not received any written notice of cancellation or termination in respect of any such policy or is in default under any such policy in any material respect. Section 4.17(ii) of the Company Disclosure Schedule sets forth a true and complete description of (a) all current and open or known claims relating to the Company under such policies and (b) all claims made under such policies with respect to any claims, individually, in excess of $25,000 relating to the Company with respect to its business during the preceding three (3) years. During the preceding three (3) years, the Company has not settled any Action for an amount in excess of insured limits.

4.18          Intellectual Property.

(a)               Section 4.18(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company IP that is issued by, registered with, or the subject of a pending application before any Governmental Authority or Internet domain name registrar, as applicable (the “Scheduled Company IP”), indicating for each such item the record owner or registrant, registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an Internet domain name, the applicable domain name registrar). The Company IP is subsisting and the issued patents, registered Copyrights and registered Trademarks that are Company IP are valid and enforceable.

(b)               There are no inventorship challenges, opposition or nullity proceedings or interferences declared, commenced or, to the Knowledge of the Company, threatened with respect to any Company IP. The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all applications and other filings with respect to any Company IP, as applicable, filed by or on behalf of the Company, and has made no material misrepresentation in such applications. The Company has no Knowledge of any information that would preclude it from having clear title to the Scheduled Company IP owned or purported to be owned by the Company or affecting the scope, patentability, validity or enforceability of any Scheduled Company IP, as applicable.

(c)               The Company is the sole and exclusive owner of all Company IP owned by or purported to be owned by the Company, free and clear of all Liens other than Permitted Liens. The Company owns, or has valid and sufficient rights pursuant to a written and enforceable agreement to use, all Intellectual Property Rights used in or necessary for the conduct of the business of the Company, as currently conducted and as proposed to be conducted, all of which rights shall continue in effect unchanged immediately after the consummation of the transactions contemplated by this Agreement.

(d)               None of (i) the conduct of the business of the Company or (ii) the development, use, import, sale, offer for sale, commercialization or other exploitation of any Company Products Infringes or has Infringed the Intellectual Property Rights of any Person in the prior six (6) years. To the Knowledge of the Company, no Person is Infringing, or has within the prior six (6) years Infringed, any Company IP. The Company has not, within the prior six (6) years, asserted any claim, notice, invitation to license or similar communication against any Person alleging any Infringement of any Company IP.

(e)               The Company has not received in the prior six (6) years any claim, notice, invitation to license or similar communication (i) contesting or challenging the use of any Intellectual Property Rights, or the scope, validity, enforceability or ownership of any Company IP, or (ii) relating to the actual or alleged Infringement of any Intellectual Property Rights of any third Person. The Company IP is not subject to any Order or any Contract adversely affecting, as applicable, the ownership, scope, validity or enforceability of, or the Company’s use of or rights to, such Company IP. There is no Action pending or, to the Company’s Knowledge, threatened that seeks to cancel, limit or challenge, as applicable, the ownership, use, scope, validity or enforceability of any Company IP.

(f)                Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, under any Contract to which the Company is a party or by which the Company is bound, result in (i) Parent or the Company being bound by or subject to any obligation to grant any license, covenant not to assert, or other right with respect to its respective Intellectual Property Rights that Parent or the Company, as applicable, would not have been bound by or subject to but for the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) the Company being obligated to pay any royalties, honoraria, fees or other payments to any Person, with respect to Intellectual Property Rights, at a rate in excess of the rate at which the Company is obligated to pay such amounts prior to the Closing.

(g)               The Company has obtained, from all Persons (including each current or former employee, officer, manager, consultant and contractor) that have contributed to the creation or development of any Intellectual Property Rights for or on behalf of the Company, valid and enforceable written agreements containing irrevocable present assignments to the Company of all such Intellectual Property Rights, and no such Person retains any right, title or interest in or to any such Intellectual Property Rights. No current or former employee, consultant, contractor, officer or manager of the Company has excluded any Intellectual Property Rights from any written assignment executed by any such Person in connection with work performed for or on behalf of the Company.

(h)               The Company has taken reasonable measures (including executing written and enforceable non-disclosure agreements with all Persons who have (i) created or developed any subject matter that would be considered a Trade Secret of the Company if the Company had taken all reasonable measures to protect the confidentiality of the subject matter or (ii) had access to any material Trade Secrets used by the Company) to protect the confidentiality and value of all Trade Secrets used or held for use by the Company (including all Trade Secrets included in the Company IP).

(i)                 The IT Assets (i) are sufficient for and operate and perform in all material respects as required by the Company to conduct the business of the Company as currently conducted and as proposed to be conducted; (ii) have not materially malfunctioned or failed within the prior six (6) years, and (iii) are free from material bugs and other defects and do not contain any “virus,” “worm,” “spyware” or other malicious software. No Person has gained unauthorized access to or use of any IT Assets or any data or other information stored on or processed by any IT Asset.

(j)                 No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create or otherwise develop any Company IP, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution obtaining ownership rights in (or options to obtain ownership rights in), licenses to (or options to receive licenses to) or other rights to use or exploit any Company IP.

4.19          Privacy and Data Security.

(a)               The Company’s data, privacy and security practices comply, and at all times have complied, in all material respects, with applicable Data Protection and Security Requirements. The Company has provided all notices and obtained all consents required by Data Protection and Security Requirements and satisfied all other requirements under Data Protection and Security Requirements for its Processing of Personal Data and that are necessary for the conduct of business as currently conducted, as proposed to be conducted, and in connection with the consummation of the transaction contemplated hereunder. The transactions to be consummated hereunder as of the Closing Date will comply with all Data Protection and Security Requirements applicable to the Company.

(b)               The Company has implemented and at all times has maintained reasonable and appropriate organizational, physical, administrative and technical measures consistent with the state of the art for the industry in which the Company operates to protect the operation, confidentiality, integrity and security of all of the Company’s confidential and other data and information, in any format, generated or used in the conduct of the business of the Company (“Business Data”) and the IT Assets, against unauthorized access, acquisition, interruption, alteration, modification or use (collectively, “Misuse”). Without limiting the generality of the foregoing, the Company has implemented a comprehensive written information security program that complies with 45 C.F.R. Part 164, Subpart C and (i) identifies internal and external risks to the security of the Business Data or IT Assets and (ii) implements, monitors and improves adequate and effective safeguards to control those risks. The Company has not experienced (nor have any Persons acting on the Company’s behalf experienced) any actual or alleged Security Incident, including, without limitation, any “breach” (as defined in 45 C.F.R. Part 164, Subpart D) of unsecured Protected Health Information or of EU Personal Data. The Company has not (nor have any Persons acting on the Company’s behalf) notified, and the Company has not experienced any event resulting in any requirement that the Company notify, any Person or Data Protection Authority of any Security Incident, including any loss or unauthorized access, use or disclosure, of EU Personal Data or of Protected Health Information that would constitute a breach for which notification to individuals, the media, or the United States Department of Health and Human Services (“HHS”) is required under 45 C.F.R. Part 164, Subpart D. In addition, the Company does not have any material data security, information security or other technological vulnerabilities that could adversely impact the operation of relevant IT Assets or cause a Security Incident.

(c)               The Company has obligated all third party service providers, outsourcers, and processors of confidential information on their behalf and all third parties managing IT Assets on their behalf to appropriate contractual terms relating to the Processing of Business Data (as applicable and as required by Data Protection and Security Requirements) and information security and have taken reasonable measures to ensure that such third parties have complied with their contractual obligations. Without limiting the generality of the foregoing, the Company has entered into business associate agreements with vendors and customers in all situations where required by 45 C.F.R. §§ 164.502(e) and 164.504(e) or Article 28 of the GDPR. The Company has taken reasonable measures to ensure that all third parties acting on its behalf have complied with their contractual obligations.

(d)               The Company has not received any notice of any claims, investigations (including investigations by any Governmental Authority, including the HHS Office for Civil Rights and any other Data Protection Authority), for alleged violations of Data Protection and Security Requirements with respect to Personal Data Processed by, or under the control of, Company, and, to the Company’s Knowledge, there are no facts or circumstances that are likely to form the basis for any such claims, investigations or allegations.

4.20          Real Property.

(a)               As of the date hereof, the Company does not own any real property.

(b)               Section 4.20(b) of the Company Disclosure Schedule sets forth as of the date hereof a true and complete list of all material lease and sublease agreements (“Lease Agreements”) for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased or subleased by the Company or otherwise used or occupied by the Company, including all amendments, terminations and modifications thereof (“Leased Real Property”). The Company has Made Available to Parent true and complete copies of all Lease Agreements. Each of the Lease Agreements (other than any Lease Agreement which will terminate or expire by its terms prior to the Closing) constitutes a legal, valid and binding obligation of the Company party thereto and, to the Company’s Knowledge, of the other parties thereto, except as limited by the Enforceability Exceptions. There are no outstanding defaults or events of default under the Lease Agreements. Except for Permitted Liens, there are no Liens on the Leased Real Property. The Company’s occupancy, use and operation of the Leased Real Property by the Company materially complies with all Applicable Laws. To the Company’s Knowledge, there are no pending or threatened appropriation, condemnation, eminent domain or similar proceedings by any Governmental Authority relating to the Leased Real Property. The Company is the tenant, subtenant or licensee named under the Lease Agreement for the Leased Real Property and is in possession of the properties purported to be leased, subleased or licensed thereunder.

4.21          Personal Property. Except as would not reasonably be expected to be material, the Company (a) owns, leases or licenses from third parties all tangible personal property required to conduct its business in the Ordinary Course of Business, (b) has good and valid title to all tangible personal property owned by it, free and clear of all Liens except for Permitted Liens, and (c) immediately upon consummation of the transactions contemplated by this Agreement, will be entitled to continue to use all material tangible personal property which is currently employed by it in the conduct of its business as presently conducted. Except as would not reasonably be expected to be material, such tangible personal property is in reasonable operating condition and reasonably fit for the particular purposes for which it is used (subject only to normal maintenance requirements and reasonable wear and tear). Other than with respect to any Intellectual Property Rights, the representations and warranties related to which are contained solely in Section 4.18, at the Closing, the Company will own, or has a valid and legal right to use, sufficient property, assets and other rights (whether tangible or intangible) to be able to operate and conduct, and to continue to operate and conduct, the business and operations of the Company in the Ordinary Course of Business, without the need for Parent or the Surviving Company to acquire or license any other property, assets or other rights, and the Company will have good and valid title to such property, assets and other rights, free and clear of any Liens except Permitted Liens.

4.22          Related-Party Transactions. (a) No Affiliate of the Company (other than the Company) has any Indebtedness for borrowed money owed by it to the Company and (b) the Company has no Indebtedness for borrowed money owed by it to any such Affiliate. Except as expressly required by this Agreement, no Affiliate of the Company is a party to any Contract or other understanding with the Company. Each Contract required to be listed in Section 4.22 of the Company Disclosure Schedule was entered into upon fair and reasonable terms no less favorable to the Company, as the case may be, than it would obtain in a comparable arm’s-length transaction with a Person not an Affiliate.

4.23          Bank Accounts. Section 4.23 of the Company Disclosure Schedule sets forth a true, complete and correct list of each of the bank accounts in the name of the Company, including the title and number of the account, the individuals with signatory authority over such account and the financial institution at which such account is located.

4.24          Customers, Distributors and Suppliers.

(a)               Section 4.24(a) of the Company Disclosure Schedule sets forth the top seven (7) international distributors of the Company (in terms of total transfer pricing), during the last twelve (12) months (each, a “Key International Distributor”) along with the amount of transfer pricing attributable to each Key International Distributor within such period. None of the other international distributors of the Company individually represented more than $100,000 in total recognized revenue during the last twelve (12) months.

(b)               Section 4.24(b) of the Company Disclosure Schedule sets forth the top ten (10) domestic distributors of the Company (in terms of total commission), during the last twelve (12) months (each, a “Key Domestic Distributor”) along with the amount of commission attributable to each Key Domestic Distributor within such period. None of the other domestic distributors of the Company individually represented more than $100,000 in total recognized revenue during the last twelve (12) months.

(c)               Section 4.24(c) of the Company Disclosure Schedule sets forth the fifteen (15) domestic customers of the Company (excluding Key International Distributors and Key Domestic Distributors) (in terms of total recognized revenue), during the last twelve (12) months (each, a “Key Customer”) along with the amount of recognized revenue attributable to each Key Customer within such period. None of the other customers of the Company individually represented more than $100,000 in total recognized revenue during the last twelve (12) months.

(d)               Section 4.24(d) of the Company Disclosure Schedule sets forth the top ten (10) suppliers of the Company (in terms of total dollars spent), during the last twelve (12) months (each, a “Key Supplier”) along with the amount of dollars spent with each Key Supplier within such period.

(e)               As of the date of this Agreement, no Key International Distributor, Key Domestic Distributor, Key Customer or Key Supplier has canceled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company. As of the date of this Agreement, the Company has not received notice that any Key International Distributor, Key Domestic Distributor, Key Customer or Key Supplier is considering or intends to cancel or otherwise materially and adversely modify its relationship (including, without limitation, by seeking to renegotiate contractual terms) with the Company or limit its purchases from or reduce its sales to, as applicable, the Company.

4.25          Key Revenue Agreements. The amount of total revenue recognized pursuant to the Key Revenue Agreements during the twelve (12) month period ended September 30, 2019 was greater than eighty percent (80%) of the amount of total revenue recognized by the Company during such period.

4.26          Condition and Sufficiency of Assets. The Company owns or has the valid right to use under a lease or license of, all the material assets and rights used in the operation of the Company’s business as currently conducted. Such assets and rights constitute all of the material assets, tangible and intangible, of any nature whatsoever, used in the operation of such businesses as currently conducted.

4.27          Compliance with Healthcare Laws

(a)               For the past five (5) years, the Company and to the Company’s Knowledge, its officers, managers, employees, or independent contractors, in their capacity as such, are and have been, in material compliance with all Applicable Laws relating to healthcare regulatory matters (collectively, the “Healthcare Laws”), including, to the extent applicable: (i) Laws governing participation in Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and other federal and state healthcare programs defined in 42 U.S.C. § 1320a-7b(f) (collectively, “Federal Healthcare Programs”); (ii) HIPAA; (iii) Laws governing the corporate practice of medicine; (iv) Laws relating to kickbacks and self-referrals, including (A) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (B) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), (C) the Beneficiary Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), (D) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), (E) the exclusion Laws (42 U.S.C. § 1320a-7), (F) the civil monetary penalty Laws (42 U.S.C. § 1320a-7a), (G) the Stark Law (42 U.S.C. § 1395nn), (H) the federal Sunshine Act (42 U.S.C. § 1320a-7h) and (I) any other Applicable Laws imposed or enforced by HHS; and (v) any similar federal, state or local Laws.

(b)               Without limiting the generality of the foregoing, for the past five (5) years, none of the Company, or, to the Knowledge of the Company, any managing employee, agent (as those terms are defined in 42 C.F.R. § 1001.1001), officer, manager or healthcare professional of the Company: (i) is or has been a party to a corporate integrity agreement or Certificate of Compliance Agreement with the Office of Inspector General (“OIG”) or similar government-mandated compliance program; (ii) has any continuing material reporting obligations pursuant to a settlement agreement or other remedial measure entered into with any Governmental Authority; (iii) has been served with or received any search warrants, subpoenas or civil investigative demands of which the Company is the subject of such search warrants, subpoenas or civil investigative demands from any Governmental Authority; (iv) has been debarred, excluded or suspended from participation, has received a written notice of their exclusion, suspension or debarment from participation or has been threatened with exclusion, suspension or debarment from participation in any federal or state healthcare program or subject to a formal disciplinary action by any payor or Governmental Authority; (v) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act; (vi) is currently or has been listed on the United States General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (vii) has been convicted of, or entered into any settlement or reformation agreement with any Governmental Authority to avoid conviction of, any criminal offense relating to the delivery of any item or service under a Federal Healthcare Program or had a civil monetary penalty assessed against them under Section 1128A of the Social Security Act or any regulations promulgated thereunder.

(c)               The Company has adopted a code of ethics and has an operational healthcare compliance program, materially covering and implementing the seven elements of an effective compliance program described in the Compliance Program Guidance for the Durable Medical Equipment, Prosthetics, Orthotics, and Supply Industry published by the HHS OIG, which governs all employees and contractors, including sales representatives and their interactions with healthcare providers.

(d)               To the extent required by applicable Healthcare Laws, the Company has (i) verified that all employees providing clinical services, if any, have valid and current licenses, permits and credentials, (ii) conducted criminal background checks on all applicable employees and independent contractors and (iii) screened all officers, managers, employees and independent contractors using the HHS/OIG List of Excluded Individuals/Entities.

4.28          Medical Device Compliance.

(a)               The Company is currently conducting, and has conducted, its business and operations in compliance in all material respects with all applicable requirements of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., all applicable regulations promulgated by the United States Food and Drug Administration (“FDA”) and all similar laws and regulations issued by any other similar Governmental Authority including those relating to nonclinical research, clinical research, good clinical practices, good laboratory practices, investigational use, premarket notification, premarket approval, establishment registration, device listing, clinical trial registration and reporting, Quality System Regulation, record keeping, labeling, advertising, device importation and exportation, adverse event reporting, recalls, and reporting of corrections and removals, as applicable (collectively, “Medical Device Laws”).

(b)               The Company has not received in the past five (5) years any written notice, Form FDA-483, FDA warning letters or “untitled letters,” from the FDA or any similar notice or letter from any other Governmental Authority alleging or asserting non-compliance with Medical Device Law or any other communication alleging actual or potential violations of Medical Device Law. The Company has not entered into any consent decree or order pursuant to any Medical Device Law and the Company is not a party to any judgment, decree or judicial or administrative order pursuant to any Medical Device Law. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, proceeding or request for information pending against the Company and the Company has no material liability (whether actual or contingent) for failure to comply with any Medical Device Law. To the Company's Knowledge, there is no act, omission, event or circumstance that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability.

(c)               Each of the Company Products has been and is being designed, researched, developed, investigated, manufactured, tested, packaged, labeled, stored, distributed, promoted, marketed, imported, exported and/or sold in compliance in all material respects with all applicable requirements under Medical Device Laws. Each of the Company Products is the subject of an appropriate Regulatory Authorization, as required, and duly held by the Company. The Company has obtained and maintained in full force and effect, all necessary Regulatory Authorizations needed for the continuing operation of the Company, as listed in Section 4.28(c) of the Company Disclosure Schedule.

(d)               The Company is and has been for the past five (5) years, in material compliance with, and each Company Product has been designed, manufactured, prepared, assembled, packaged, labeled, stored, and processed in material compliance with applicable Quality System Regulation.

(e)               The Company has made all notifications, submissions and reports to the FDA and other Governmental Authorities required by Medical Device Laws, and all such notifications, submissions and reports were true, complete and correct as of the date of submission to the FDA or other Governmental Authority (or were corrected or supplemented by a subsequent notification, submission or report). The Company has not made any untrue statement or fraudulent statement to the FDA or other Governmental Authority; failed to disclose a fact required to be disclosed to the FDA or other Governmental Authority; or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Authority to invoke any similar policy.

(f)                None of the Company, or, to the Company’s Knowledge, any of its customers, has undertaken a recall, field correction, removal or withdrawal of any Company Products, nor have any such products been seized, detained, subject to suspension of manufacturing or termination or suspension of marketing. To the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause such recall, field correction, removal, withdrawal, seizure, detention, suspension of manufacturing or termination or suspension of marketing of any Company Product.

(g)               The studies, non-clinical laboratory studies, animal studies, tests, preclinical trials, and clinical trials, if any, conducted by or on behalf of, or (if applicable) sponsored by, the Company were and, to the extent still pending, are being conducted in accordance with experimental protocols, procedures and controls pursuant to, where applicable, standard medical and accepted professional scientific research procedures and standards, and Medical Device Laws (including the applicable requirements of good laboratory practices or good clinical practices, International Conference on Harmonization E6-Good Clinical Practices Consolidated Guideline, FDA regulations, including 21 C.F.R. Parts 50, 54, 56, 58 and 812, and equivalent regulations of other Governmental Authorities). The Company has not received any oral or written notices or correspondence or other communication from an institutional review board, an ethics committee, a data monitoring committee, similar organization overseeing the conduct of clinical or other studies, the FDA or any other Governmental Authority exercising comparable authority, that has ordered or commenced any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company, or, to the Company’s Knowledge, alleged any violation of any Medical Device Laws in connection with any preclinical or clinical studies, trials or tests.

(h)               The Company has made available to Parent complete and accurate copies of (i) all material filings, commitments and agreements with the FDA, any EU competent authority or equivalent Governmental Authority relating to any Company Product, (ii) all material correspondence and minutes, notes or other documentation of any meetings, teleconferences, or other verbal discussions or agreements with the FDA, any EU competent authority or equivalent Governmental Authority relating to any Company Product and (iii)  all design history files and material technical documentation relating to each Company Product, (iv) all material data, information, results, analyses, publications, and written reports relating to any Company Product, including all material information as to the safety and efficacy of the Company Products and all clinical trial protocols, trial statistical analysis plans and published trial results (collectively, the “Material Product and Trial Information”).  The Material Product and Trial Information is a true and correct representation in all material respects of the matters reflected therein. The registration and regulatory files, Regulatory Authorizations, and supporting materials of the Company with respect to the Company Products have been maintained in all material respects in accordance with all Applicable Laws, guidelines and guidances issued or relied on by FDA and other similar Governmental Authorities, and the standard operating procedures of the Company.

4.29          Brokers. The Company does not have any liability to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

4.30          Environmental Matters.

(a)               The Company is, and at all times has been in compliance, in all material respects, with all applicable Environmental and Safety Requirements.

(b)               Without limiting the generality of the foregoing, to the Company’s Knowledge, no facts, circumstances or other conditions exist that will hinder the Company’s ability to comply with Environmental and Safety Requirements or require capital expenditures to comply with Environmental and Safety Requirements after the Effective Time.

(c)               The Company has obtained and is in compliance in all material aspects with all permits, licenses, certificates, registrations and other authorizations that are required pursuant to applicable Environmental and Safety Requirements for the occupation of its facilities and the operation of its business, provided on Section 4.30(c) of the Disclosure Schedule, all of which are valid and in full force and effect.

(d)               The Company has not received any written claim, complaint, citation, report or other written notice, or to the Knowledge of the Company any other notice, regarding any liabilities, including any investigatory, remedial or corrective obligations or violations, arising under applicable Environmental and Safety Requirements.

(e)               The Company has not stored, disposed of, arranged for or permitted the disposal of, transported, handled or released Hazardous Materials at the Real Property, or at any property or facility formerly owned, leased, operated or otherwise used by the Company. The Real Property is not, and, to Company’s Knowledge, each such other facility or property is not contaminated by any such material above any regulatory level that is reasonably likely to give rise to a violation of or liability under Environmental and Safety Requirements.

(f)                The Company has not received any request for information from any Governmental Authority pursuant to any Environmental and Safety Requirements.

(g)               The Company has not expressly, by operation of law, or otherwise, assumed any liability of any other Person under Environmental and Safety Requirements.

(h)               The Company has made available true and accurate copies of all material environmental reports, assessments, audits, correspondence and other environmental information within the possession or control of the Company with respect to the Real Property, the operations of the Company or the Company’s compliance with Environmental and Safety Requirements and all such reports are provided on Schedule 4.30(h).

4.31          No Other Representations or Warranties. Except for the representations and warranties of the Company expressly set forth in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company or the transactions contemplated by this Agreement, and the Company hereby disclaims any such other representations or warranties.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally, represent and warrant to the Company as of the date hereof and, at Closing, as of the Closing Date (except for any representation or warranty that is expressly made as of a specified date, in which case Parent and Merger Sub hereby represent and warrant to the Company as of such specified date), as follows:

5.01          Organization; Qualification. Parent (a) is a corporation duly formed, validly existing and in good standing under the Applicable Laws of its jurisdiction of organization, (b) has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its Properties and (c) holds all material Governmental Approvals required to carry on its business as now being conducted. Merger Sub (i) is a limited liability company duly organized, validly existing and in good standing under the Applicable Laws of Wisconsin, (ii) has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its Properties and (iii) holds all material Governmental Approvals required to carry on its business as now being conducted.

5.02          Authority; Enforceability. Each of Parent and Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which they are a party, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Documents to which they are a party, and the performance by Parent and Merger Sub of their obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate or limited liability company action by each such party, except for approval of this Agreement by Parent, as the sole member of Merger Sub, which will be effected by written consent immediately following the execution of this Agreement. This Agreement and each other Transaction Document to which Parent or Merger Sub is a party has been duly and validly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as the same may be limited by the Enforceability Exceptions.

5.03          No Conflicts; Consents and Approvals. The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Documents to which Parent and Merger Sub are a party do not, and the performance by Parent and Merger Sub of their obligations under this Agreement and the other Transaction Documents to which Parent or Merger Sub are a party will not:

(a)               conflict with or result in a violation or breach of (i) any of the terms, conditions or provisions of the Organizational Documents of Parent and Merger Sub or (ii) any Order to which Parent or Merger Sub is subject;

(b)               require the consent, notice or other action by any Person under, or result in a violation of or result in a breach of or default (or give rise to any right of termination, cancellation or acceleration) under (with or without the giving of notice, the lapse of time or both) any Material Contract to which Parent or Merger Sub is a party; or

(c)               (i) conflict with, violate or breach any term or provision of any Applicable Law applicable to Parent or Merger Sub, or (ii) require any consent or approval of any Governmental Authority, or notice to, or declaration, filing or registration with, any Governmental Authority, under any Applicable Law, and the filing of the Articles of Merger.

5.04          Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, nor are there any outstanding Orders that affect or bind Parent, Merger Sub or any of their Properties, that would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the Merger or the performance by Parent or Merger Sub of their obligations under this Agreement and the other Transaction Documents to which Parent or Merger Sub is a party.

5.05          Availability of Funds. Parent will have at Closing sufficient funds available for Parent and Merger Sub to consummate the Closing and Parent will, at the applicable times, have sufficient funds available to consummate the other transactions and make the other payments contemplated by this Agreement.

5.06          Merger Sub. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed specifically to consummate the transactions contemplated by this Agreement and has conducted no operations and incurred no obligation or liabilities other than in connection with its formation and the transactions contemplated hereby.

5.07          No Other Representations or Warranties. Except for the representations and warranties of Parent and Merger Sub expressly set forth in this Article V, neither Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub with respect to Parent or Merger Sub or the transactions contemplated by this Agreement, and Parent and Merger Sub each hereby disclaims any such other representations or warranties.

5.08          Parent’s Investigation and Reliance. Parent is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the transactions contemplated hereby, which investigation, review and analysis were conducted by Parent together with expert advisors, including legal counsel, that it has engaged for such purpose. Parent acknowledges that neither the Company nor any other Person has made any representation or warranty, express or implied, with respect to the Company or the transactions contemplated by this Agreement, or as to the accuracy or completeness of any information concerning the Company contained herein or made available in connection with Parent’s investigation of the Company (including any information, documents or materials Made Available to Parent, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement), except as expressly set forth in Article IV, and the Company and its Affiliates and Representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom. Parent has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any other Person, except as expressly set forth in Article IV and the Company Disclosure Schedule. Parent acknowledges and agrees that the representations and warranties in Article IV are the result of arm’s length negotiations between sophisticated parties. Nothing in this Section 5.08 is intended to modify or limit any of the representations or warranties of the Company set forth in Article IV.

Article VI
COVENANTS OF THE PARTIES

6.01          Access by Parent. From and after the date hereof until the earlier of the Closing Date and the termination of this Agreement (the “Interim Period”), the Company will provide Parent and its Representatives with reasonable access, upon reasonable prior notice and during normal business hours, to all managers, officers, employees, agents and accountants of the Company and its Properties, books, Contracts and records relating to the Company, but, in each case, only to the extent that such access does not unreasonably interfere with the business and operations of the Company; provided, however, the Company shall not be required to provide any of the foregoing (a) with respect to any information that is subject to attorney-client privilege, to the extent doing so would reasonably be expected to cause such privilege to be waived, or (b) if the Company reasonably determines, after consulting with outside counsel, that such cooperation or access is prohibited by any federal, state or local Applicable Laws. All such access and information obtained as a result of such access shall be subject to the terms and conditions of the Non-Disclosure Agreement.

6.02          Certain Restrictions.

(a)               During the Interim Period, except as set forth in Section 6.02(a) of the Company Disclosure Schedule or unless otherwise contemplated by this Agreement, the Company (w) will operate and maintain its business in the Ordinary Course of Business, (x) will use commercially reasonable efforts to maintain the ordinary and customary relationships of the Company with its suppliers, customers, key employees and others having material business relationships with it, and (y) except as required by Applicable Law, will not take any of the following actions unless either (i) expressly required by this Agreement or (ii) as set forth in Section 6.02(a) of the Company Disclosure Schedule, without Parent’s consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)                 declare, set aside, make or pay any distribution in respect of the Equity Interest of the Company or repurchase, redeem or otherwise acquire any outstanding Units or other securities of, or other ownership interests in, the Company;

(ii)              transfer, issue, sell or dispose of any Units or other Equity Interests of the Company or grant Equity Interests of the Company;

(iii)            amend its Organizational Documents or undertake, declare or effect any recapitalization, reclassification, reorganization, stock split, liquidation, dissolution or winding up;

(iv)             take any action that would result in the Company having any Subsidiaries;

(v)               acquire, dispose, exchange or lease to any other Person any real property or other material Properties of the Company or incur any Liens or permit any Liens to be imposed on any Property of the Company other than Permitted Liens, other than in the Ordinary Course of Business;

(vi)             enter into, amend, modify or terminate (partially or completely) any (A) Material Contract, (B) Contract that would constitute a Material Contract if entered into prior to the date of this Agreement, or (C) Contract with a Key Customer or material supplier, except, in each case of (A), (B) and (C), in the Ordinary Course of Business;

(vii)          incur any Indebtedness other than Company Tax Liability;

(viii)        make any loans or advances to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money (other than routine advancement of expenses or commissions to managers, officers, consultants or employees in the Ordinary Course of Business);

(ix)             merge, fail to maintain its legal existence or consolidate with any other Person, or acquire capital stock or assets of any other Person or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(x)               change the Company’s methods of accounting, except to the extent required by changes in GAAP;

(xi)             (A) make (outside the Ordinary Course of Business), change or rescind any material Tax election; (B) settle or compromise any claim, audit, assessment or dispute relating to Taxes in excess of the amount reserved with respect thereto in the YTD Financial Statements; (C) file any material amended Tax Return; (D) make any change in any material method of Tax accounting or material Tax accounting periods; (E) knowingly surrender any claim for a refund of Taxes; (F) enter into any closing agreement with a Governmental Authority relating to any Tax; (G) file any material Tax Return except as in accordance with past practice or in the Ordinary Course of Business; or (H) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business);

(xii)          make or enter into any commitment for any capital expenditures outside the Ordinary Course of Business;

(xiii)        commence any lawsuit or legal proceedings or pay or agree to pay in settlement or compromise of any suits or claims of liability against the Company;

(xiv)         grant, extend, waive or modify any material rights in or to, or sell, assign, lease, license, transfer, let lapse, abandon or otherwise dispose of, any material Properties of the Company (including any Company IP), other than grant non-exclusive licenses in the Ordinary Course of Business to customers, suppliers, distributors and contractors;

(xv)           disclose to any third party any Trade Secrets included in the Company IP in a way that results in the loss of protection for such Trade Secrets;

(xvi)         except as required pursuant to the terms of any Company Plan in effect as of the date hereof, or as required under Applicable Laws, (A) increase the compensation or consulting fees, bonus opportunity, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former managers, officers, employees or consultants of the Company, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement, (C) hire any employee or engage any independent contractor (who is a natural person), except to fill a vacant position with an annual salary or wage rate or consulting fees and target cash bonus opportunity in not excess of $100,000, (D) terminate the employment of any executive officer or manager other than for cause, (E) grant any new equity awards, or amend or modify the terms of any outstanding equity awards under any Company Plans, (F) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Plan or (G) forgive any loans or issue any loans (other than routine advances of expenses or commissions issued in the Ordinary Course of Business) to any of its managers, officers, consultants or employees;

(xvii)      become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(xviii)    cancel or terminate any material insurance policy or cause any of the coverage thereunder to lapse (unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies, for premiums at not more than current market rates, are in full force and effect);

(xix)         accelerate the collection of receivables or delay the payment of payables of the Company in a manner inconsistent with the Ordinary Course of Business; or

(xx)           agree or commit to do or engage in any of the foregoing.

(b)               Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the management of the Company shall exercise, consistent with and in accordance with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company.

6.03          Reasonable Best Efforts; Regulatory and Other Approvals.

(a)               Each of Parent, Merger Sub and the Company will, in order to consummate the Merger and the transactions contemplated hereby, (i) take all steps reasonably necessary, and proceed diligently and in good faith and use its reasonable best efforts, as promptly as practicable, to make all required filings required to be made by it with, and to give all required notices to, all applicable Governmental Authorities, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) use its reasonable best efforts and cooperate with each other Party, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VII and Article VIII, and including to execute and deliver such other instruments and to do and perform such other acts and things as may be reasonably necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

(b)               Parent and the Company will provide prompt notification to each other when any such approval referred to in Section 6.03(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement.

(c)               In furtherance of the foregoing covenants in this Section 6.03:

(i)                 Each of Parent, Merger Sub and the Company shall prepare, as soon as is practical following the execution of this Agreement, any necessary filings in connection with the transactions contemplated by this Agreement that may be required to be filed by such Party under any federal, state or local Applicable Laws. Each such Party shall submit such filings as soon as practicable, but in no event later than ten (10) days (subject to extension by mutual agreement) after the date hereof. The Parties shall request expedited treatment of any such filings, shall promptly furnish each other with copies of any notices, correspondence or other written communication from the relevant Governmental Authority, shall promptly make any appropriate or necessary subsequent or supplemental filings and shall cooperate in the preparation of such filings.

(ii)              In connection with their obligations pursuant to this Section 6.03(c), Parent and the Company shall, to the extent permitted by Applicable Laws, (w) keep each other informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case with respect to this Agreement or the transactions contemplated hereby, (x) notify each other of all documents filed with, submitted to or received from any Governmental Authority with respect to this Agreement or the transactions contemplated hereby, (y) furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any such governmental filing or submission hereunder and (z) reasonably cooperate with each other in connection with and in advance of any such filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any Action initiated by a private party. To the extent permitted by Applicable Law, the Company will not, nor will it permit any of its Representatives to, make any material communications with, or proposals relating to, or enter into, any material understanding, undertaking or agreement with, any Governmental Authority relating to the transactions contemplated by this Agreement without Parent’s prior review and approval.

(iii)            Each Party shall cooperate in good faith with all Governmental Authorities, and undertake promptly any and all actions, consistent with its obligation under this Section 6.03, that are required to complete lawfully the transactions contemplated by this Agreement prior to the Termination Date. Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, either Party or any of its Affiliates, before or after the Closing Date, to agree to (x) sell, hold, divest, license, discontinue or limit any of its or its Affiliates’ assets, businesses, contracts or interests; (y) subject to Section 3.07(h), any conditions relating to, changes in, or restrictions on the operation of any of its or its Affiliates’ assets, businesses, contracts or interests; or (z) any material modification or waiver of the terms and conditions of this Agreement.

6.04          No Solicitation or Negotiation of Alternative Proposals.

(a)               The Company agrees that, unless and until this Agreement is terminated, neither it nor any of the officers and managers of it shall, and that none of its Representatives shall, directly or indirectly: (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; (iii) agree to, approve, endorse, recommend or consummate any Acquisition Proposal; (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement (an “Alternative Acquisition Agreement”); or (v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)               No Change in Recommendation or Alternative Acquisition Agreement. Except to the extent required by the managers’ fiduciary duties prior to the time support agreements constituting the Required Unitholder Approval have been delivered to Parent, the Company’s managers shall not withhold, withdraw, qualify or modify (or propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Board Recommendation.

(c)               Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal or any fundraising effort, including exploration of or preparation for an initial public offering. The Company also agrees that it will promptly after announcement of this Agreement request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an existing Acquisition Proposal or any fundraising effort to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company.

(d)               Notice. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, or any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material financial terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and material financial terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

6.05          Required Unitholder Approval. In accordance with Applicable Laws, including Sections 183.1202 and 183.0404(1)(a) of Wisconsin Law, and the Company’s Organizational Documents, immediately following the execution of this Agreement, the Company shall seek and shall use its reasonable best efforts to obtain as promptly as practicable, and in any event, by midnight on January 5, 2020 (the “Initial Unitholder Consent Delivery Period”), a support agreement in the form attached to this Agreement as Annex B from the Unitholders holding a number of Company Units sufficient to satisfy the Required Unitholder Approval in lieu of a meeting pursuant to Sections 182.1202 and 183.0404(1)(a) of Wisconsin Law for the purposes of approving this Agreement. As promptly as practicable and, in any event, prior to the expiration of the Initial Unitholder Consent Delivery Period, if Support Agreements constituting the Required Unitholder Approval are duly executed and delivered to the Company, the Company shall deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission), certified as correct and complete by a an executive officer of the Company.

6.06          Additional Unitholder Consents. After the date of this Agreement and prior to the Effective Time the Company shall use reasonable best efforts to have Support Agreements, to the extent not executed and delivered during the Initial Unitholder Consent Delivery Period, executed and delivered by all remaining Unitholders such that, together with the Required Unitholder Approval, Unitholders holding at least ninety percent (90%) of the issued and outstanding Company Units shall have executed and delivered Support Agreements prior to the Closing Date.

6.07          Information Statement. Within ten (10) Business Days of the date of this Agreement, the Company shall prepare (with the cooperation of Parent) and mail to each holder of Company Units that does not execute a Support Agreement during the Initial Unitholder Consent Delivery Period, an information statement regarding the transactions contemplated by this Agreement, which shall be in a form reasonably acceptable to Parent (as it may be amended or supplemented from time to time, the “Information Statement”). The Information Statement shall constitute an information statement for the Company’s solicitation of consent of the holders of Company Units with respect to the adoption of this Agreement and the approval of the Merger and shall include (a) a statement to the effect that the Company’s board of managers had unanimously recommended that the holders of Company Units vote in favor of the adoption of this Agreement and the approval of the Merger, (b) a statement that adoption of this Agreement shall constitute, among other things, approval by the holders of Company Units of the Expense Fund and the withholding of the Indemnity Holdback, Special Indemnity Holdback and Purchase Price Holdback by Parent and the Expense Fund by the Unitholder Representative and (c) such other information as Parent and the Company reasonably agree is required or advisable under Applicable Laws to be included therein. The Company shall, with the cooperation of Parent (to the extent reasonably required), prepare any other necessary documentation required or advisable to be provided to holders of Company Units pursuant to Wisconsin Law. None of the information supplied or to be supplied by Parent or the Company for inclusion in the Information Statement or any amendment or supplement thereto will contain, as of the date of the delivery of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.08          Employees; Employee Benefits.

(a)               For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent will, or will cause an Affiliate to, provide to each Continuing Employee for so long as such Continuing Employee remains an employee of Parent or its Affiliates during the Continuation Period (i) base salary or regular hourly wage and target annual cash bonus opportunities that are, in the aggregate, substantially comparable to the base salary or regular hourly wage and target annual cash bonus opportunities provided to such Continuing Employee as of immediately prior to the Effective Time and (ii) retirement and welfare benefits (excluding any defined benefit plan benefits) that are, in the aggregate, substantially comparable to those provided to either (x) such Continuing Employees as of immediately prior to the Effective Time or (y) similarly situated employees of Parent.

(b)               Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, and (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made. Parent shall give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of vesting, benefit accrual, level of benefits and eligibility to participate under each applicable Parent benefit plan (which, for the avoidance of doubt, does not include any equity incentive plan), as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c)               Prior to delivering or making any written or oral communications to the managers, officers or employees of the Company pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy summarizing the intended communications for Parent’s approval (which shall not be unreasonably withheld, conditioned or delayed).

(d)               The Company shall take the actions set forth on Section 6.08(d) of the Company Disclosure Schedule.

(e)               Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Plan, (ii) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Plan in accordance with its terms, (iii) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any employee of the Company, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

6.09          Third-Party Consents. The Company shall use commercially reasonable efforts to (i) obtain prior to the Closing, and (ii) deliver to Parent at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described in Section 6.09 of the Company Disclosure Schedule.

6.10          Tax Matters.

(a)               Tax Returns. The Unitholder Representative shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company with respect to any period ending on or prior to the Closing Date that are due on or prior to the Closing Date and all income Tax Returns of the Company with respect to any period ending on or prior to the Closing Date (each, a “Pre-Closing Tax Return”). Such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practices of the Company unless otherwise required by Applicable Laws. Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company that are not Pre-Closing Tax Returns and that are due after the Closing Date. With respect to any such Tax Return for which the Equityholders bear responsibility to pay a portion of the Tax reflected on such Tax Return, or to the extent taken into account in determining the Final Aggregate Purchase Price as finally determined pursuant to Section 3.07 ("Parent Returns"), Parent will prepare such Tax Returns consistent with the past practices of the Company unless otherwise required by Applicable Laws. At least ten (10) Business Days prior to the date on which each such Parent Return is required to be filed, Parent shall submit any such Buyer Return to the Unitholder Representative for the Unitholder Representative's review and comment, and Parent shall accept any reasonable comments provided by the Unitholder Representative.

(b)               Audits and Contests Regarding Taxes. Any Party who receives, or whose Affiliate receives, any notice of a pending or threatened Tax audit, assessment or adjustment or other proceeding related to Taxes against or with respect to the Company that relates to any Tax Return or Taxes with respect to a Pre-Closing Tax Period shall promptly notify the other Parties within five (5) Business Days after receipt of such notice. Parent and the Unitholder Representative each agree to consult with and to keep the other informed on a regular basis regarding the status of any such proceeding. The Unitholder Representative shall have the right to conduct and control any such proceeding and to employ counsel of its choice at the Equityholders’ sole expense in such proceeding, and to control the disposition of any issue involved in such proceeding to the extent such proceeding relates to or affects a Pre-Closing Tax Return; provided that Parent shall have the right to participate in such proceeding through counsel of its choice at its own expense. To the extent inconsistent therewith, the provisions of this Section 6.10(b) shall supersede the provisions of Section  10.03. The Equityholders agree if the IRS (or applicable state taxing authority) issues a notice of final partnership adjustment assessing an “imputed underpayment” against the Company with respect to a Tax period ending prior to or including the Closing Date, to cause the Company to make the election described in Section 6226(a) of the Code.

(c)               Tax Cooperation. Each of Parent, on the one hand, and Equityholders and the Unitholder Representative, on the other hand, shall cooperate, as and to the extent reasonably requested by such other Party, in connection with preparing and filing any Tax Return and any inquiry, investigation, claim assessment, audit, litigation or other proceeding regarding Taxes with respect to the Company or Surviving Company for any Pre-Closing Tax Period. Such cooperation shall include, upon such other Party’s request, signing any Tax Return prepared consistent with this Agreement, amended Tax Returns, claims or other documents necessary to settle any Tax controversy, the provision of records and information that are reasonably relevant to any such inquiry, investigation, claim assessment, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Equityholders agree to retain for seven (7) years all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Governmental Authority.

(d)               Transfer Taxes. Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration and other similar Taxes (including penalties and interest) incurred solely as a result of the Merger (“Transfer Taxes”) shall be borne 50% by the Equityholders and 50% by Parent. Such Transfer Taxes shall be paid by the party legally responsible to pay such Taxes (with the other party paying the party that is legally responsible to pay its share of such Tax at least five (5) Business Days before the Tax payment due date). The parties agree to cooperate in the preparation and filing of any returns with respect to the Transfer Taxes, including by promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(e)               Tax Sharing Agreements. All Contracts providing for allocation, sharing or indemnification with respect to Taxes (other than Contracts not primarily related to Taxes which were entered into in the Ordinary Course of Business, including without limitation credit or loan agreements, vendor agreements, purchase and sale agreements and leases) to which the Company is a party and pursuant to which the Company may have any obligations or responsibilities with respect to Taxes shall be terminated prior to the Closing, and the Company shall have no further obligations or responsibilities thereunder following the Closing.

(f)                Tax Refunds. Any refund of Taxes of the Company, or any amounts credited against such Taxes in lieu of a refund (including any interest actually received or credited with respect thereof) attributable to any Pre-Closing Tax Period, to the extent not included in the Working Capital Difference, shall be the property of Equityholders, shall be paid promptly to Equityholders and, if received by, or credited to, Parent, the Company, the Surviving Company, or any other affiliated entity of Parent shall be payable promptly to Equityholders.

(g)               Other Tax Matters. Subject to Section 3.05, with respect to certain Tax matters, Parent and the Equityholders agree as follows:

(i)                 To treat (and have the Company treat) any Transaction Expenses and Company RSUs paid, payable or accrued on or before the Closing Date as deductible in a Pre-Closing Tax Period to the extent allowable under Applicable Law.

(ii)              To the extent it could increase the Tax liability of the Company or the Equityholders for a Pre-Closing Tax Period or otherwise result in a claim for Indemnified Taxes under this Agreement, without the written prior consent of Unitholder Representative, such consent not to be unreasonably withheld, conditioned, or delayed, Parent shall not, and shall cause the Company and Surviving Company not to, except where required by Applicable Law on a "more likely than not" basis and with notification of such basis to the Unitholder Representative or a final determination of a Tax Authority, (i) amend or cause the amendment of a Tax Return of the Company for a Pre-Closing Tax Period or a Straddle Period; (ii) change an annual accounting period, adopt or change any accounting method, file or amend any Tax election concerning the Company for a Pre-Closing Tax Period or a Straddle Period; (iii) extend or waive the applicable statute of limitations with respect to a Tax of the Company for a Pre-Closing Tax Period; (iv) file any ruling request with any Governmental Authority that relates to Taxes or Tax Returns of the Company for a Pre-Closing Tax Period or a Straddle Period; or (v) initiate or participate in any voluntary disclosure program with any Governmental Authority regarding any Tax (or potential Taxes) or Tax Returns of the Company, or initiate the filing of any Tax Return(s) in any jurisdiction(s) in which the Company has not historically filed such Tax Returns(s), in each case, for a Pre-Closing Tax Period.

(iii)            Parent shall not, and shall not allow the Company to, engage in any transaction after the Closing, but on the Closing Date, that is outside the ordinary course of business and is not contemplated by this Agreement and that will increase the amount of Taxes of the Company or the Equityholders for a Pre-Closing Tax Period.

(h)               Treatment. The Parties intend for Parent’s acquisition of Company Units to be treated for Tax purposes in the same manner as the transaction described in Revenue Ruling 99-6, Situation 2 with Parent treated as acquiring assets of the Company (following a deemed liquidating distribution of the Company’s assets to the Unitholders) and the Unitholders treated as selling their interests in the Company to Parent. The Parties shall file or cause to be filed all Tax Returns in a manner consistent with such treatment and shall not make any inconsistent statement or adjustment on any Tax Return or during the course of any Tax-related matter, or otherwise take any Tax position inconsistent with such treatment unless otherwise required by Applicable Law. The Parties intend for the Earn-Out Consideration payable to the Unitholders to be treated for Tax purposes as additional Per Unit Merger Consideration for the exchange of Company Units unless otherwise required by applicable Tax Law. In pursuance of the immediately preceding sentence, payments of the Earn-Out Consideration to the Unitholders shall, in accordance with Sections 483 and 1274 of the Code and the Treasury Regulations thereunder, be treated for Tax purposes as part principal and part interest. The principal component of any payment shall be determined by discounting the payment by the lowest applicable federal rate in effect for any month in the three (3) month period ending on the Closing Date from the date the payment is made to the Closing Date, and the interest component of any payment shall be equal to the amount by which such payment exceeds the amount determined to be principal.

6.11          Further Assurances; Post-Closing Cooperation. Upon the terms and subject to the conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Applicable Law, to fulfill its obligations under this Agreement.

6.12          Indemnification of Managers and Officers; Managers’ and Officers’ Insurance, etc.Parent agrees that, subject to Applicable Laws, all rights to indemnification and all limitations of liability existing in favor of the Indemnified Managers and Officers (as provided in (i) the Company’s Organizational Documents and (ii) any other indemnification agreements (as applicable) as in effect as of the date of this Agreement) with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.

(a)               If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Company, as the case may be, assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.12.

(b)               Prior to, but effective as of, the Closing, the Company shall, at Company’s expense, obtain a managers’ and officers’ liability, employment practices liability and fiduciary liability insurance policy providing each individual currently covered by the Company’s managers’ and officers’ liability, employment practices liability and fiduciary liability insurance coverage for events occurring at or prior to the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated hereby) that is no less favorable than the Company’s existing policy and has a claims period of six (6) years after the Closing Date.

(c)               The provisions of this Section 6.12 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each individual who served as a manager or officer of the Company prior to the Effective Time (each, an “Indemnified Manager or Officer”), each of whom is an express third-party beneficiary of this Section 6.12. The obligations of the Company under this Section 6.12 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Manager or Officer under this Section 6.12 without the consent of such affected Indemnified Manager or Officer.

6.13          R&W Insurance. Prior to the Closing, Parent may in its discretion obtain and bind the R&W Policy. The Company shall cooperate with Parent’s efforts at Parent’s request and provide such assistance as may be reasonably necessary or appropriate in order to enable Parent to obtain and bind the R&W Policy. The Parties acknowledge and agree that, other than in the case of Fraud by any Equityholder, neither the Equityholders, the Unitholder Representative nor any of their respective Representatives shall be liable to the insurer under the R&W Policy for subrogation claims pursuant to the R&W Policy, and Parent covenants and agrees that the R&W Policy will include a waiver of such subrogation claims (other than in the case of Fraud by any Equityholder) for the benefit of the Equityholders, the Unitholder Representative and their respective Representatives.

6.14          Notification. During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (b) any material communications (written or oral) received from any Person relating to the Company IP and (c) any matter (including a breach of any representation, warranty, covenant or agreement contained in this Agreement) that would reasonably be expected to lead to the failure to satisfy any of the conditions to Closing in Article VII or Article VIII.

6.15          Parent Filings. The Company will use its reasonable best efforts to cooperate with Parent to (i) prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for any SEC filings to be made by Parent, including the requirements of Regulation S-X; and (ii) provide and make reasonably available upon reasonable notice the senior management employees of the Company to discuss the materials prepared and delivered pursuant to this Section 6.15.

6.16          Company Audit. At Parent or Merger Sub's sole cost and expense, the Company will use its reasonable best efforts to engage and cause an independent registered auditor to conduct and complete an audit of its respective financial statements for the year ended December 31, 2019.

6.17          Personal Guarantees. Parent agrees to use commercially reasonable efforts to cause each of […] personal guarantees of the Company's Indebtedness to be released on or after Closing.

Article VII
CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to consummate the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Parent in its sole discretion):

7.01          Representations and Warranties. (a) The representations and warranties made by the Company set forth in Article IV, other than the Company Fundamental Representations, shall be true and correct in all respects as of the date hereof and on and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be true and correct as of such specified date), disregarding in each case any qualifications regarding materiality or Material Adverse Effect, except for any failures in such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (b) the Company Fundamental Representations shall be true and correct in all respects as of the date hereof and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be so true and correct as of such specified date, and with respect to the representations and warranties made by the Company in Section 4.02(a), the first sentence of Section 4.02(b), and Section 4.02(c), except where the failure to be so true and correct is to a de minimis extent).

7.02          Performance. The Company shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by it at or before the Closing.

7.03          Payment of Transaction Expenses. The Company shall have provided copies of customary payoff letters in connection with the repayment of Transaction Expenses from the Persons listed on Schedule 7.03 hereto.

7.04          Officer’s Certificates. The Company shall have delivered to Parent and Merger Sub at the Closing a certificate of the president of the Company, dated as of the Closing Date, certifying that the conditions in Section 7.01, Section 7.02 and Section 7.03 have been satisfied and setting forth all Transaction Expenses incurred by the Company.

7.05          Orders and Applicable Laws. There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

7.06          No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

7.07          Unitholder Approval. The Company shall have obtained the Required Unitholder Approval, Unitholders holding at least the required number of units to approve the merger pursuant to the Company’s Organizational Documents and Wisconsin Law shall have been provided to Parent.

7.08          No Objection/Dissociation. No holder of Company Units shall have exercised objection or dissociation rights under Wisconsin Law.

7.09          Payments Administrator Agreement. Parent shall have received the Payments Administrator Agreement duly executed by the Unitholder Representative and the Payments Administrator.

7.10          Letter Agreements. The Key Individuals and Key Unitholders shall have executed Letter Agreements, which shall remain in full force and effect.

7.11          Continued Employment. The Key Employees shall be employed by the Company (except to the extent such employment is terminated by death of a Key Employee) and shall not have served any resignations or be subject to pending termination.

7.12          Consents. The consents listed on Section 4.04(b) of the Company Disclosure Schedule shall have been obtained in form and substance reasonably satisfactory to Parent.

7.13          FIRPTA. The Company shall have delivered a duly executed certificate substantially in the form attached hereto as Annex C (the “FIRPTA Certificate”), dated as of the Closing Date, satisfying the requirements of Temporary Treasury Regulation Section 1.1445-11T, to the effect that fifty percent (50%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests, or that ninety percent (90%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests plus cash or cash equivalents.

7.14          Certain Agreements. Prior to the Effective Time, the Company shall take the actions set forth on Section 7.13 of the Company Disclosure Schedule.

7.15          Audit . The Company shall have delivered to Parent a copy of an executed engagement letter(s) (including the audit plan) with the Company’s independent registered auditor.

Article VIII
CONDITIONS TO OBLIGATIONS OF THE COMPANY

The obligation of the Company to consummate the Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

8.01          Representations and Warranties. (a) The representations and warranties made by Parent and Merger Sub set forth in Article V, other than the Parent Fundamental Representations, shall be true and correct in all respects as of the date hereof and on and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be true and correct as of such specified date), disregarding in each case any qualifications regarding materiality, except for any failures in such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby, and (b) the Parent Fundamental Representations shall be true and correct in all respects as of the date hereof and as of and as though made on the Closing Date (except for any such representation or warranty that is expressly made as of a specified date, which need only be so true and correct as of such specified date).

8.02          Performance. Parent and Merger Sub shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by them at or before the Closing.

8.03          Officer’s Certificate. Parent and Merger Sub shall have delivered to the Company at the Closing a certificate of an executive officer of Parent and Merger Sub, dated as of the Closing Date, certifying that the conditions in Section 8.01 and Section 8.02 have been satisfied.

8.04          Orders and Applicable Laws. There shall not be in effect on the Closing Date any Order or Applicable Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

8.05          Unitholder Approval. The Company shall have obtained the Required Unitholder Approval.

8.06          Payments Administrator Agreement. The Company shall have received the Payments Administrator Agreement duly executed by the Unitholder Representative and Parent.

Article IX
TERMINATION

9.01          Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing by mutual written consent of Parent and the Company or by notice from Parent or the Company, as applicable, to such other Party:

(a)               by either Parent or the Company:

(i)                 if the Closing has not occurred on or before April 3, 2020 (the “Termination Date”) and the failure to consummate is not caused by a breach of this Agreement by the terminating Party; or

(ii)              if any Governmental Authority shall have issued an Order permanently restraining or enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order or other action is or shall have become final and nonappealable; or

(b)               by Parent if the Required Unitholder Approval has not been obtained and certified by the chief executive officer of the Company prior to the end of the Initial Unitholder Consent Delivery Period;

(c)               by Parent if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that (x) would result in a failure of a condition set forth in Section 7.01 or Section 7.02 and (y) if curable, is not cured prior to the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after written notice thereof is given by Parent to the Company; or

(d)               by the Company if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement that (x) would result in a failure of a condition set forth in Section 8.01 or Section 8.02 and (y) if curable, is not cured prior to the earlier of (A) the Termination Date and (B) the date that is thirty (30) days after written notice thereof is given by the Company to Parent.

9.02          Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement will forthwith become null and void, and there will be no liability on the part of any Party (or any of their respective Representatives or Affiliates) in respect of this Agreement, except as provided in this Section 9.02, and except that the provisions with respect to indemnification of the Unitholder Representative in Section 11.01(c), expenses in Section 11.04 and confidentiality in Section 6.01 and Section 11.05 will continue to apply following any termination; provided, however, that nothing in this Section 9.02 shall release any Party from liability for any willful and material breach of this Agreement by such Party prior to the termination of this Agreement.

Article X
INDEMNIFICATION

10.01      Survival.

(a)               The representations and warranties of the Parties contained in or made pursuant to this Agreement shall survive in full force and effect until the date that is twelve (12) months from the Closing Date; provided, however, that the Company Fundamental Representations and the Parent Fundamental Representations and the representations and warranties contained in or made pursuant to Section 4.14 and Section 4.18 shall survive in full force and effect until the expiration of the applicable statute of limitations, taking into account any tolling periods and other extensions; provided, further, that Parent shall not, nor shall it permit any of its Affiliates (including the Company) to waive or extend any such statute of limitations without the consent of the Unitholder Representative (each such survival period, a “Representations Survival Period”). All covenants of the Parties shall survive until performed. For the avoidance of doubt, the Parties hereby agree and acknowledge that a Representations Survival Period is a contractual statute of limitations that may be shorter than the statute of limitations otherwise available under Applicable Law and any claim brought by any Indemnified Party pursuant to this Article X must be brought or filed prior to the expiration of the applicable Representations Survival Period. Notwithstanding the foregoing, if written notice of a claim has been given pursuant to this Article X prior to the applicable Representations Survival Period by the Person seeking indemnification for such claim, then the representations, warranties, covenants or agreements with respect to which such claim alleges a breach shall survive solely as and to the extent of such claim until such claim has been finally resolved pursuant to this Article X. Nothing contained in this Section 10.01 shall affect the rights of Parent under the R&W Policy.

(b)               This Article X shall survive the Closing and shall remain in effect (i) with respect to Section 10.02(a)(i) and Section 10.02(b)(i), so long as the relevant representations and warranties survive, (ii) with respect to Section 10.02(a)(ii) and Section 10.02(b)(ii), until such covenants are fully performed, (iii) with respect to Section 10.02(a)(iv), until twelve (12) months after the Closing, and (iv) with respect to Section 10.02(a)(iii) until sixty (60) days after the expiration of the statute of limitations (including all applicable periods of extension) with respect to any claim arising thereunder.

(c)               Notice of any assertion by any Indemnified Party that the Indemnifying Party is liable to it pursuant to Section 10.02 must be given to the Indemnifying Party in writing on or prior to the time of expiration of the relevant representation, warranty or covenant as set forth in this Section 10.01 or such claim will be forever barred. Any Indemnified Party seeking indemnification hereunder shall state the facts known to the asserting Indemnified Party that give rise to such notice in sufficient detail to allow the Indemnifying Party to evaluate the assertion.

10.02      Indemnification.

(a)               Subject to the limitations set forth in this Article X, subsequent to the Closing Date, the Unitholders shall (severally but not jointly, from the Indemnity Holdback and Special Indemnity Holdback and thereafter according to their Indemnification Pro Rata Share) indemnify and hold harmless Parent, Merger Sub and their Affiliates and Representatives, successors and permitted assigns (the “Parent Indemnified Parties”) against any liabilities, losses, Claims, Actions, judgments, orders, damages, expenses or costs, including reasonable out of pocket attorneys’ fees and expenses (collectively, “Losses” and, individually, a “Loss”), that any of the foregoing suffers as a result of:

(i)                 any breach of the representations and warranties of the Company set forth in Article IV of this Agreement or any failure of any such representation or warranty to be true and correct as of and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date);

(ii)              any breach by the Company of any of the covenants or agreements of the Company set forth in this Agreement required by this Agreement to be performed or complied with by the Company at or before the Closing;

(iii)            any Indemnified Taxes;

(iv)             any Payable Overstatement;

(v)               the matters set forth on Section 10.02(a)(v) of the Company Disclosure Schedule (the “Special Indemnity Matters”); and

(vi)             the matters set forth on Section 10.02(a)(vi) of the Company Disclosure Schedule (the “Special Indemnity Regulatory Matters”).

(b)               Subject to the limitations set forth in this Article X, subsequent to the Closing Date, Parent shall indemnify and hold harmless each Unitholder and their respective estate, heirs, Affiliates, Representatives, successors and permitted assigns against any Loss that any of the foregoing suffers as a result of:

(i)                 any breach of the representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement or any failure of any such representation or warranty to be true and correct as of and as though made on the Closing Date (other than those expressly given as of a specified date prior to the date of this Agreement, for which the breach shall be determined as of such specified date); and

(ii)              any breach by Parent, Merger Sub or the Surviving Company of any of the covenants or agreements of Parent, Merger Sub or the Surviving Company set forth in this Agreement.

10.03      Third-Party Claims. Except as provided otherwise in Section 6.10(b), the obligations and liabilities of an Indemnifying Party with respect to Losses resulting from the assertion of liability by third parties (each, a “Third-Party Claim”) shall be subject to the following terms and conditions:

(a)               The Indemnified Parties shall promptly give written notice to the Indemnifying Parties of any Third-Party Claim that might give rise to any Loss by the Indemnified Parties, stating the nature and basis of such Third-Party Claim, and the amount thereof to the extent known, or a good-faith reasonable estimate of the Losses, and the method of computation of such Losses; provided, however, that so long as such written notice is given on or prior to the time of expiration of the relevant representation, warranty or covenant as set forth in Section 10.01, no delay on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is materially prejudiced thereby. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third-Party Claim, including any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument.

(b)               From and after receipt of notice of a Third-Party Claim pursuant to Section 10.03(a), the Indemnifying Parties shall have the right to assume and conduct, at their own expense, the defense against the Third-Party Claim in their own names or in the names of the Indemnified Parties. Any Indemnified Parties shall have the right to employ separate counsel in any such Third-Party Claim and/or to participate in the defense thereof, but the fees and expenses of such counsel shall not be included as part of any Loss incurred by the Indemnified Party and shall not be payable by the Indemnifying Parties. The Party or Parties conducting the defense of any Third-Party Claim shall keep the other Parties apprised of all significant developments with respect thereto and shall not enter into any settlement, compromise or consent to judgment with respect to such Third-Party Claim without the prior written consent of the other Parties hereto, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that the Indemnifying Party shall be entitled to settle, compromise or consent to a judgment without the consent of the Indemnified Party with respect to a Third-Party Claim that only imposes monetary obligations that are paid by the Indemnifying Party and contains a release of the Indemnified Party from all liability thereunder. The Indemnified Party shall make available all information and assistance reasonably available and necessary for the defense of the Third-Party Claim as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party in such defense. The Unitholder Representative shall be the sole party entitled to exercise any rights of the Unitholders with respect to Third-Party Claims under this Section 10.03.

10.04      Limitations on Indemnification.

(a)               Other than in the case of any claims for breaches of Company Fundamental Representations, breaches of the representations and warranties of the Company set forth in Section 4.14, claims resulting from Fraud by or on behalf of the Company, claims pursuant to Section 10.02(a)(iii) (collectively, the “Special Losses”) or claims resulting from Special Indemnity Matters, as set forth in Section 10.04(e), the sole and exclusive source of recovery for indemnification available to any Parent Indemnified Parties shall be (i) first, the then-remaining balance of the Indemnity Holdback, and (ii) second, the R&W Policy to the extent covered thereby. Other than in the case of Special Losses, in no event will the Unitholders be liable hereunder for any indemnification claim for any amount in excess of the Indemnity Holdback. Parent, on behalf of itself and each other Parent Indemnified Party, hereby acknowledges and agrees that the provisions of this Section 10.04(a) shall apply and shall remain in full force and effect regardless of whether (a) Parent obtains at or following the Closing, or maintains following the Closing, the R&W Policy; (b) Parent amends, modifies, supplements, waives or terminates any provision of the R&W Policy; or (c) any claims are made by a Parent Indemnified Party under the R&W Policy and such claim is denied by the insurer.

(b)               In connection with any indemnifiable claim arising out of, resulting from or in connection with any Special Losses, after Parent Indemnified Parties have exhausted or made claims upon all amounts held in the Indemnity Holdback (after taking into account all other claims for indemnification from the Indemnity Holdback made by Indemnified Parties), the sole and exclusive source of recovery for indemnification shall be (i) first, the R&W Policy to the extent covered thereby, and (ii) second (for the avoidance of doubt, only after there are no amounts available pursuant to (i) of this sentence), from each Unitholder for their Indemnification Pro Rata Share of the Special Losses; provided that in no event shall such Unitholder be liable for any amount in excess of the Per Unit Merger Consideration actually received by such Unitholder as of the time of such indemnifiable claim; provided, further, that any limitation of liability in this Section 10.04(b) with respect to an Unitholder shall not apply in the case of Fraud committed by such Unitholder.

(c)               In connection with any indemnifiable claim arising out of, resulting from or in connection with any Payable Overstatement, after Parent Indemnified Parties have exhausted or made claims upon all amounts held in the Purchase Price Holdback, the sole and exclusive source of recovery for indemnification shall be from (i) first, the then-remaining balance of the Indemnity Holdback and (ii) second, the then-remaining balance of the Special Indemnity Holdback and (iii) third, each Unitholder for their Indemnification Pro Rata Share of the Payable Overstatement; provided, that in no event shall such Unitholder be liable for any amount in excess of the Per Unit Merger Consideration actually received by such Unitholder as of the time of such indemnifiable claim.

(d)               Notwithstanding anything to the contrary in this Agreement, (i) in no event will the Unitholders be liable for any amounts taken into account in the calculation of Final Aggregate Purchase Price (including any amounts included in Closing Indebtedness) and (ii) in no event will any Unitholder be liable hereunder for any amount in excess of the Per Unit Merger Consideration actually received by such Unitholders, except with respect to Fraud committed by such Unitholder.

(e)               Notwithstanding anything to the contrary in this Agreement, other than in the case of any claims resulting from Fraud by or on behalf of the Company (which shall be considered Special Losses for purposes of this Section 10.04), with respect to any Losses resulting from the Special Indemnity Matters, the sole and exclusive source of recovery for indemnification shall be from (i) first, the then-remaining balance of the Special Indemnity Holdback and (ii) second (for the avoidance of doubt, only after there are no amounts available pursuant to (i) of this sentence), from each Unitholder for their Indemnification Pro Rata Share of any Losses resulting from the Special Indemnity Matters.

(f)                Notwithstanding anything to the contrary in this Agreement, other than in the case of any claims resulting from Fraud by or on behalf of the Company (which shall be considered Special Losses for purposes of this Section 10.04), with respect to any Losses resulting from the Special Indemnity Regulatory Matters, the sole and exclusive source of recovery for indemnification shall be by making deductions from any amounts payable to Unitholders (or to the Payments Administrator on their behalf) pursuant to Section 3.08 of this Agreement, with such deductions not being greater, in the aggregate, than $750,000.

(g)               Each Person entitled to indemnification hereunder or otherwise to reimbursement for Losses in connection with the transactions contemplated by this Agreement shall use all reasonable efforts to mitigate all Losses upon becoming aware of any event or circumstance that would reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith; provided, however, any and all such direct and indirect reasonable costs and expenses related to such mitigation may be included with the Losses for which indemnification may be sought under this Article X.

(h)               The right to indemnification, payment of Losses or other remedies based on any representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered with respect hereto will not be affected by any investigation conducted with respect to, or any knowledge or information acquired (or capable of being acquired) by any Party at any time (other than, for the avoidance of doubt, any disclosures set forth in the Company Disclosure Schedule), whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

(i)                 Basket. A Parent Indemnified Party shall not be entitled to indemnification from the Equityholders under this Article X for breaches of Non-Fundamental Representations unless the aggregate amount of the indemnification obligations of the Equityholders under this Article X for breaches of Non-Fundamental Representations (but for this Section 10.04(h)) exceeds $175,000 (the “Basket”), in which event the Parent Indemnified Parties shall, subject to the other limitations set forth in this Article X, be entitled to indemnification for all such Losses from the first dollar. Notwithstanding the foregoing, the Basket shall not apply to any indemnification obligations for Losses to the extent resulting from Fraud.

(j)                 For purposes of this Article X, any breach of any representation, warranty, covenant or agreement shall be determined, and the resulting determination of any Losses shall be calculated, without regard to any “materiality,” “material,” “Material Adverse Effect” or similar materiality qualification with respect thereto; provided that the foregoing shall not apply to Section 4.10(b) or the terms “Material Contract”, “Material Contracts”, and “Material Product and Trial Information”.

(k)               The amount of any and all Losses under this Article X will be determined net of any amounts actually recovered by the Indemnified Party under indemnification agreements or arrangements with third parties or under insurance policies with respect to such Losses. If any Indemnified Party shall recover any duplicate Losses pursuant to indemnification agreements or arrangements with third parties or under insurance policies or otherwise subsequent to recovering corresponding Losses from the Equityholders pursuant to this Article X, such Indemnified Party shall promptly reimburse and deliver the amount of such duplicate recovery to the Payments Administrator, and, immediately thereafter, Parent and the Unitholder Representative shall provide a joint written instruction to the Payments Administrator to deliver such amount promptly to the applicable Equityholders in accordance with this Agreement.

10.05      No Contribution. No Indemnifying Party or any of its employees or agents shall have any right of contribution, right of indemnity or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which they may become subject under or in connection with this Agreement in their capacity as an Unitholder.

10.06      Remedies Exclusive. The indemnification rights of the Indemnified Parties under this Article X are the sole and exclusive remedies after the Closing available to the Indemnified Parties with respect to any claims or disputes arising between the Indemnified Parties and Indemnifying Parties with respect to the transactions contemplated by this Agreement or the business of the Company, except as specified in this Article X with respect to Fraud; provided, however, that nothing contained herein shall affect the rights of the Parties under (a) Section 11.14 with respect to any covenants to be performed by the Parties, (b) Section 3.06 or (c) Section 3.07; provided, further, that nothing contained in this Section 10.06 shall affect the rights of Parent under the R&W Policy.

10.07      Adjustment Characterization. The Parties agree to treat any payment made pursuant to this Article X after the Closing as an adjustment to the Final Aggregate Purchase Price for all Tax purposes, unless otherwise required by Applicable Laws.

10.08      Damage Limitations. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article X for any punitive or exemplary damages other than any such damages that are recovered by a third party that is not an Affiliate of the applicable Indemnified Party in connection with a Third-Party Claim.

Article XI
MISCELLANEOUS

11.01      Unitholder Representative.

(a)               The adoption of this Agreement by the Required Unitholder Approval, and the receipt of the benefits hereof, including the right to receive consideration payable in connection with the Merger, shall automatically and without any further action on the part of any Equityholder constitute the irrevocable appointment of Philip Mundy as the representative, agent, proxy and attorney-in-fact for each of the Equityholders with respect to matters arising after the effectiveness of the Merger and for all purposes in connection with this Agreement and the agreements ancillary hereto to be performed by the Unitholder Representative.

(b)               Without limiting Section 11.01(a), the Unitholder Representative is hereby irrevocably appointed the representative, agent, proxy and attorney-in-fact for each of the Equityholders for all purposes of this Agreement and the Payments Administrator Agreement, including full and sole power and authority on such Equityholders’ behalf, and in lieu of each Equityholders having the ability to take any of the following actions directly, to, after the Closing, (i) give and receive notices and communications, (ii) object to such deliveries, (iii) make claims on behalf of the Unitholders pursuant to Article X, (iv) agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of, courts and awards of arbitrators with respect to such claims, (v) take all actions necessary under Section 6.10, (vi) execute any instrument or document that the Unitholder Representative may determine is necessary or desirable in the exercise of its authority under this Section 11.01 and the Payments Administrator Agreement, and (vii) take all actions necessary or appropriate in the judgment of the Unitholder Representative for the accomplishment of the foregoing. The Unitholder Representative may resign at any time with ten (10) days’ prior written notice. A vacancy in the position of Unitholder Representative shall be filled in the following order:

(i)                 By Les Matthews, if he is able and willing to serve; and

(ii)              By a successor designated by the holders of a majority in interest of the Indemnity Holdback (a ”Unitholder Majority”); provided that such person was not an employee of the Company or Parent or any of its subsidiaries at the Effective Time (unless consented to in writing by Parent).

Promptly following any change in the Unitholder Representative as provided above, the successor Unitholder Representative shall notify Parent of the change and the successor's address and other contact information. No bond shall be required of the Unitholder Representative. Notices or communications to or from the Unitholder Representative after the Closing shall constitute notice to or from each of the Equityholders.

(c)               The Unitholder Representative will incur no liability of any kind with respect to any action or omission by the Unitholder Representative in connection with the Unitholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Unitholder Representative’s gross negligence or willful misconduct. The Unitholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Equityholders will indemnify, defend and hold harmless the Unitholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Unitholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Unitholder Representative, the Unitholder Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. The Unitholder Representative will be entitled to reasonable compensation for his services (the "Unitholder Representative Fee"), which is initially established at a rate of $150 per hour, but not exceeding $7,500 per calendar quarter unless approved by a Unitholder Majority. If not paid directly to the Unitholder Representative by the Equityholders, any such Representative Losses or Unitholder Representative Fee may be recovered by the Unitholder Representative from (i) the funds in the Expense Fund, (ii) the amounts in the Indemnity Holdback and (iii) the amounts in the Special Indemnity Holdback at such time as remaining amounts would otherwise be distributable to the Equityholders; provided that while this Section allows the Unitholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses or Unitholder Representative Fee as they are suffered or incurred, nor does it prevent the Unitholder Representative from seeking any remedies available to it at Law or otherwise. In no event will the Unitholder Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Unitholder Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the Unitholder Representative or the termination of this Agreement. Upon the Closing, Parent will wire to the Unitholder Representative an aggregate cash amount of $200,000 (the “Expense Fund Amount”), such amount to constitute an expense fund (the “Expense Fund”), which will be used for the purposes of paying directly, or reimbursing the Unitholder Representative for, the Unitholder Representative Fee and any third-party expenses pursuant to this Agreement and the Payments Administrator Agreement. The Equityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Unitholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Unitholder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Unitholder Representative will hold these funds separate from his personal funds, will not use these funds for any personal purposes (except with respect to the Unitholder Representative Fee) and will not voluntarily make these funds available to his creditors in the event of bankruptcy. Contemporaneous with or as soon as practicable following the completion of the Unitholder Representative’s responsibilities, the Unitholder Representative will deliver any remaining balance of the Expense Fund to the Payments Administrator, for further payment of the Per Unit Expense Fund Consideration in such proportions as required in accordance with the terms of this Agreement. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing.

11.02      Actions of the Unitholder Representative. A decision, act, consent or instruction of the Unitholder Representative shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each such Equityholders, and Parent may rely upon any decision, act, consent or instruction of the Unitholder Representative as being the decision, act, consent or instruction of each and every such Equityholders. Parent is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Unitholder Representative.

11.03      Entire Agreement. This Agreement supersedes all prior discussions and agreements among the Parties with respect to the subject matter hereof, excluding the Non-Disclosure Agreement, and, together with the Non-Disclosure Agreement, contains the sole and entire agreement among the Parties hereto with respect to the subject matter hereof. The Non-Disclosure Agreement shall survive any termination of this Agreement.

11.04      Expenses. Except as otherwise provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement, including the Merger.

11.05      Announcements. No press or other public announcement, or public statement or comment in response to any inquiry, relating to the transactions contemplated by this Agreement or the terms hereof shall be issued or made by any Party without the joint approval of the other Parties (other than the Unitholder Representative); provided that a press release or other public announcement, regulatory filing, statement or comment made without such joint approval shall not be in violation of this Section 11.05 if it is made in order for the disclosing Party or any of its Affiliates to comply with Applicable Laws or stock exchange rules and in the reasonable judgment of the Party making such release or announcement, based upon advice of outside counsel, prior review and joint approval, despite reasonable efforts to obtain the same, would prevent dissemination of such release or announcement in a sufficiently timely fashion to comply with such Applicable Laws or rules; and provided, further, that in all instances prompt notice from one Party to the others shall be given with respect to any such release, announcement, statement or comment. Each Party shall inform its Affiliates that may be involved in the transactions contemplated by this Agreement of the requirements set forth in this Section 11.05 and shall make reasonable efforts to obtain compliance with the provisions of this Section 11.05 from such Affiliates.

11.06      No Waiver. No failure on the part of any Party to exercise and no delay in exercising, and no course of dealing with respect to, any right, remedy, power or privilege under this Agreement shall operate as a waiver of such right, remedy, power or privilege, nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of any such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Applicable Law.

11.07      Amendments. Any provision of this Agreement may be amended, modified, supplemented or waived only by an instrument in writing duly executed by, if executed prior to the Effective Time, Parent, the Company, Merger Sub and the Unitholder Representative, and if executed after the Effective Time, Parent and the Unitholder Representative. Any such amendment, modification, supplement or waiver shall be for such period and subject to such conditions as shall be specified in the instrument effecting the same and shall be binding upon the Parties, and any such waiver shall be effective only in the specific instance and for the purposes for which given.

11.08      Addresses for Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally, on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or on the date delivered if sent by email (providing confirmation of receipt) to the Parties at the following addresses, facsimile numbers or email addresses (or at such other addresses, facsimile numbers or email addresses as shall be specified by the Parties by like notice):

if to the Company (prior to the Closing):

Parcus Medical , LLC
6423 Parkland Dr.

Sarasota, FL 34243

Attn: Mark Brunsvold, President

Email: mbrunsvold@parcusmedical.com

with a copy to (which shall not constitute notice):

Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, WI 53202
Attn: Robert F. Henkle, Jr.; Melissa Zabkowicz
Email: RHENKLE@reinhartlaw.com; MZabkowicz@reinhartlaw.com

if to Parent, Merger Sub or the Surviving Company:

Anika Therapeutics, Inc.

32 Wiggins Ave

Bedford, MA 01730

Attn: Charles Sherwood III

Email: ChSherwoodIII@AnikaTherapeutics.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attn: Keith Pagnani; Melissa Sawyer
Email: pagnanik@sullcrom.com; sawyerm@sullcrom.com

if to the Unitholder Representative, or to the Equityholders after the Closing:

Philip Mundy
[…]

Email: phil@mundymed.com

11.09      Captions. The captions and Section headings appearing in this Agreement are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

11.10      Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and in lieu of such prohibited or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such prohibited or unenforceable provision as may be possible.

11.11      Assignment. The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Parties, which such Parties may withhold in their discretion.

11.12      Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the Parties may execute this Agreement by signing any such counterpart. Delivery of an executed counterpart of a signature page to this agreement may be made by electronic or digital delivery such as in Adobe Portable Document Format or using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign).

11.13      Disclosure. The Company may, at its option, include in the Company Disclosure Schedule, any items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. In no event shall the inclusion of any matter in the Company Disclosure Schedule be deemed or interpreted to broaden the Company’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule shall not be deemed an admission by the Company that such item represents a material exception or fact, event, or circumstance or that such item would be reasonably likely to result in a Material Adverse Effect. The information contained in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement.

11.14      Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, money damages may not be a sufficient remedy and that the Parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at Law or in equity.

11.15      Governing Applicable Law. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. Subject to Sections 3.07(c) and 3.07(e) to 3.07(g), the Parties hereby irrevocably submit to the personal jurisdiction of the Chancery Court of the State of Delaware (and, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, the state courts or the Federal courts of the United States of America located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such shall be heard and determined in such a Delaware State or Federal court.

11.16      Consent to Jurisdiction. Each Party irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 11.08. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Applicable Law.

11.17      Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT.

11.18      Obligations of Merger Sub. Parent hereby guarantees the due and punctual performance and payment (not merely collection) in full of all obligations and liabilities of Merger Sub under this Agreement, as and when due and payable or required to be performed pursuant to any provision of this Agreement.

11.19      No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person (other than the Parties, an Indemnified Party, an Indemnified Manager or Officer (solely with respect to Section 6.12) or Company Counsel (solely with respect to Section 11.20)) any rights or remedies under or by reason of this Agreement.

11.20      Legal Representation.

(a)               Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Company), acknowledges and agrees that Reinhart Boerner Van Deuren s.c. (“Company Counsel”) has acted as counsel for the Company in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, Company Counsel has not acted as counsel for any other Person, including Parent.

(b)               Only the Company and its Affiliates shall be considered clients of Company Counsel in the Acquisition Engagement. Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Company), acknowledges and agrees that, upon and after the Closing, all confidential communications between the Company and its Affiliates, on the one hand, and Company Counsel, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Equityholders and their respective Affiliates (other than the Company), and not the Company, and shall not pass to or be claimed, held, or used by Parent or the Company (or, after the Closing, the Surviving Company) upon or after the Closing. Accordingly, Parent shall not have access to any such communications, or to the files of Company Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Company Counsel in respect of the Acquisition Engagement constitute property of the client, only the Equityholders and their respective Affiliates shall hold such property rights and (ii) Company Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company (or, after the Closing, the Surviving Company) or Parent by reason of any attorney-client relationship between Company Counsel and the Company or otherwise; provided, however, that notwithstanding the foregoing, Company Counsel shall not disclose any such attorney-client communications or files to any third parties (other than representatives, accountants and advisors of the Equityholders and their respective Affiliates; provided that such representatives, accounts and advisors are instructed to maintain the confidence of such attorney-client communications). Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Company) irrevocably waives any right it may have arising out of its ownership of the Company (including, after Closing, the Surviving Company) or the Merger to discover or obtain (or use, if discovered or obtained) information or documentation relating to the Acquisition Engagement, to the extent that such information or documentation was subject to an attorney-client privilege, work product protection or other expectation of confidentiality owed to the Company and/or its Affiliates. If and to the extent that, at any time subsequent to Closing, Parent or any of its Affiliates (including, after the Closing, the Surviving Company) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Company or its Affiliates and any Person representing them that occurred at any time prior to the Closing, Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Company) shall be entitled to waive such privilege only with the prior written consent of the Equityholders (such consent not to be unreasonably withheld). Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Company), acknowledges and agrees that Company Counsel has acted as counsel for the Company and its respective Affiliates and that Company Counsel may represent the Unitholders, the Unitholder Representative and/or their respective Affiliates in future matters. Accordingly, Parent, on behalf of itself and its Affiliates (including, after the Closing, the Surviving Company), expressly consents to Company Counsel’s representation of the Equityholders, the Unitholder Representative and/or their respective Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter, including, without limitation, any post-Closing matter in which the interests of Parent and the Surviving Company, on the one hand, and the Equityholders, the Unitholder Representative or any of their respective Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which Company Counsel may have previously advised the Company or its Affiliates.

(c)               From and after the Closing, the Surviving Company shall cease to have any attorney-client relationship with Company Counsel, unless and to the extent Company Counsel is expressly engaged in writing by the Surviving Company to represent the Surviving Company after the Closing. Any such representation of the Surviving Company by Company Counsel after the Closing shall not affect the foregoing provisions hereof. Furthermore, Company Counsel, in its sole discretion, shall be permitted to withdraw from representing the Surviving Company in order to represent the Equityholders.

(d)               Each of the Parties to this Agreement consents to the arrangements in this Section 11.20 and waives any actual or potential conflict of interest that may be involved in connection with any representation by Company Counsel permitted hereunder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

PARCUS MEDICAL, LLC

By:	/s/ Mark Brunsvold
	Name:	Mark Brunsvold
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ANIKA THERAPEUTICS, INC.

By:	/s/ Joseph G. Darling
	Name:	Joseph G. Darling
	Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]

SUNSHINE MERGER SUB, LLC

By:	/s/ Charles Sherwood III
	Name:	Charles Sherwood III

[Signature Page to Agreement and Plan of Merger]

Philip Mundy, solely in his capacity as Unitholder Representative

/s/ Philip Mundy
Philip Mundy

[Signature Page to Agreement and Plan of Merger]

Annex A

Unless otherwise defined in this Agreement, the following terms have the meanings specified in this Annex A.

“Acquisition Engagement” has the meaning given to that term in Section 11.20(a).

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company pursuant to which the Unitholders immediately preceding such transaction would hold, directly or indirectly, less than eighty percent (80%) of the Equity Interests in the surviving or resulting entity of such transaction and (ii) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the total voting power or of any class of equity securities of the Company, or twenty percent (20%) or more of the consolidated total assets of the Company, in each case other than the transactions contemplated by this Agreement.

“Action” means any action, demand, claim, suit, proceeding, investigation or arbitration by or before any Governmental Authority or arbitration tribunal.

“Affiliate” means any Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Person specified. For purposes of this definition, “control” of a Person means the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities or ownership interests, by Contract or otherwise.

“Aggregate Cash Amount” means the aggregate amount of the Per Unit Closing Payment payable at Closing pursuant to Section 3.01 and Section 3.02.

“Aggregate Closing Amount” means an amount equal to (i) the Estimated Aggregate Purchase Price, minus (ii) the Indemnity Holdback, minus (iii) the Special Indemnity Holdback, minus (iv) the Purchase Price Holdback, minus (v) the Expense Fund Amount.

“Aggregate Closing Payment Schedule” has the meaning given to that term in Section 3.06.

“Aggregate Purchase Price” means (i) $35,000,000, plus (ii) Cash on Hand, minus (iii) Closing Indebtedness, plus (iv) the Working Capital Difference, minus (v) Transaction Expenses.

“Agreed Sales and Use Taxes” has the meaning given to that term in Section 3.05(b).

“Agreement” has the meaning given to that term in the Preamble to this Agreement.

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“Alternative Acquisition Agreement” has the meaning given to that term in Section 6.04(a).

“Anti-Corruption Law” means any Law governing financial recordkeeping and reporting requirements or for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and any applicable money laundering-related, anti-corruption or anti-bribery Laws of any other jurisdiction.

“Applicable Laws” means all laws (including common law), statutes, codes, rules, regulations, ordinances, orders, writs, judgments, injunctions, decrees and other pronouncements having the effect of law of the United States, any foreign country or any state, county, city or other political subdivision thereof or of any Governmental Authority, in each case as applicable to the Company, Parent, Merger Sub, or the Unitholder Representative, as the case may be.

“Arbitration Fees” has the meaning given to that term in Section 3.07(g).

“Arbitration Rules” has the meaning given to that term in Section 3.08(f).

“Articles of Merger” has the meaning given to that term in Section 2.03.

“Audited Financial Statements” has the meaning given to that term in Section 4.06(a).

“Binder Agreement” has the meaning given to that term in the Recitals to this Agreement.

“Board Recommendation” has the meaning given to that term in Section 4.03(c).

“Business Data” has the meaning given to that term in Section 4.19(b).

“Business Day” means a day other than Saturday, Sunday or any day on which (a) banks located in New York, New York or (b) solely for purposes of determining the Closing Date, the Wisconsin Department of Financial Institutions, is authorized or required by Law to close.

“Calendar Year” means a period of twelve (12) consecutive months commencing on January 1 and ending on the following December 31.

“Cash on Hand” means, with respect to the Company, all cash, cash equivalents and marketable securities (convertible to cash within 30 days) other than Restricted Cash as of 12:01 a.m. Eastern Standard Time on the Closing Date. For the avoidance of doubt, Cash on Hand shall (i) be calculated net of uncleared checks and drafts issued by the Company and (ii) include uncleared checks and drafts received or deposited for the account of the Company, including deposits in transit.

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“Change in Control Payments” means any change in control, transaction, retention, or bonus payments to any Person (which for the avoidance of doubt shall include, but not be limited to, any payments under the Company CIC Bonus Units) and any fees, costs or expenses related thereto, which are or may become payable by or on behalf of the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, either alone or in combination with another event that occurs on or prior to the Closing, whether payable hereunder, under any Contract or Company Plan, or under any other plan, policy, agreement or arrangement, and whether payable prior to or following the Closing, and, for the avoidance of doubt, excluding any payments made to any Equityholder pursuant to Article III of this Agreement.

“Claim” means any demand, claim, action, investigation, legal proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning given to that term in Section 2.02.

“Closing Date” means (i) the first (1st) Business Day following the date on which the last of the conditions set forth in Article VII and Article VIII (other than those that by their nature are intended to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing) are satisfied or waived by the applicable Parties or (ii) such other date as Parent and the Company mutually agree upon in writing, in each case, subject to the proviso in the first sentence of Section 2.02.

“Closing Indebtedness” means the Indebtedness of the Company (excluding any such Indebtedness that is owed to the Company) as of 12:01 a.m. Eastern Standard Time on the Closing Date. For the avoidance of doubt, Closing Indebtedness shall not include any Transaction Expenses or any amounts included in the Working Capital Difference.

“Closing Statement” has the meaning given to that term in Section 3.07(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to that term in the Preamble to this Agreement.

“Company CIC Bonus Units” means the change in control bonus agreements.

“Company Counsel” has the meaning given to that term in Section 11.20(a).

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been prepared by the Company and delivered to Parent with this Agreement.

“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.01, Section 4.02 (except with respect to addresses of Equityholders), Section 4.03, Section 4.04(a), Section 4.14(h), Section 4.16(f) and Section 4.29.

“Company IP” means all Intellectual Property Rights that are owned by, purported to be owned by, exclusively licensed or purported to be exclusively licensed to the Company.

“Company Plan” has the meaning given to that term in Section 4.15(a).

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“Company Products” means all products, services or other offerings currently provided or under development (including, without limitation, the products, services and offerings under development listed on Schedule G) by the Company.

“Company RSU” has the meaning given to that term in Section 3.02.

“Company Tax Liability” means any unpaid liability of the Company for Taxes other than income Taxes.

“Company Units” means the membership interests in the Company pursuant to the Operating Agreement.

“Continuation Period” has the meaning given to that term in Section 6.08(a).

“Continuing Employees” means the employees who continue to be employed with the Company at the Effective Time.

“Contract” means any contract, agreement, instrument, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other legally binding arrangement.

“Copyrights” has the meaning given to that term in the definition of Intellectual Property Rights.

“Data Protection and Security Requirements” means (i) all Laws relating to the Processing of Personal Data, data privacy, data or cyber security, breach notification, or data localization, including but not limited to HIPAA and the GDPR; (ii) all regulatory and self-regulatory guidelines and published interpretations by Governmental Authorities of such Laws; (ii) all provisions of Contracts to which the Company is a party or by which the Company is bound that relate to the Processing of Personal Data; and (iii) all policies and notices of the Company relating to the Processing of Personal Data.

“Data Protection Authority” means the Governmental Authority charged with supervising and enforcing compliance with Data Protection and Security Requirements.

“Dispute Notice” has the meaning given to that term in Section 3.07(a).

“Disputed Items” has the meaning given to that term in Section 3.07(a).

“Earn-Out Arbitration” means any arbitration commenced pursuant to Section 3.07(f) or Section 3.07(h).

“Earn-Out Consideration” means the Net Sales Earn-Out Consideration and the Net Sales Growth Earn-Out Consideration.

“Earn-Out Dispute Notice” has the meaning given to that term in Section 3.08(c).

“Earn-Out Disputed Items” has the meaning given to that term in Section 3.08(c).

“Earn-Out Resolution Period” has the meaning given to that term in Section 3.08(e).

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“Earn-Out Resolved Matters” has the meaning given to that term in Section 3.08(e).

“Earn-Out Review Period” has the meaning given to that term in Section 3.08(c).

“Effective Time” has the meaning given to that term in Section 2.03.

“Enforceability Exceptions” has the meaning given to that term in Section 4.03(a).

“Environmental and Safety Requirements” means all Law concerning public health and safety, worker health and safety, or pollution and protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, release, threatened release, control, or cleanup of any Hazardous Materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, or polychlorinated biphenyls. This includes, without limitation, Laws referenced in the definition of Hazardous Materials herein and any other Laws relating to releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, generation, processing, distribution, use, advertising, packaging, labeling, sale, treatment, storage, management, disposal, cleanup, transportation or handling of Hazardous Materials.

“Equityholder” means a holder of any Company Units or any Company RSUs immediately prior to the Effective Time.

“Equity Interests” means capital stock, partnership or membership interests or units (whether general or limited), options, warrants, calls, phantom stock, profit participation (other than any cash bonus tied to Company profit or performance and not to the value of the Company Units), restricted stock, stock appreciation rights and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of the issuing entity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning given to that term in Section 4.15(e).

“ERISA Plans” has the meaning given to that term in Section 4.15(a).

“Estimated Aggregate Purchase Price” has the meaning given to that term in Section 3.04(a).

“Estimated Closing Statement” has the meaning given to that term in Section 3.04(a).

“Excluded Units” means Company Units owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Company Units owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties.

“Expense Fund” has the meaning given to that term in Section 11.01(c).

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“Expense Fund Amount” has the meaning given to that term in Section 11.01(c).

“FDA” has the meaning given to that term in Section 4.28(a).

“Federal Healthcare Programs” has the meaning given to that term in Section 4.27(a).

“Final Aggregate Purchase Price” has the meaning given to that term in Section 3.07(a).

“Final Closing Statement” has the meaning given to that term in Section 3.07(d).

“Financial Statements” has the meaning given to that term in Section 4.06(a).

“Fraud” means any fraud causes of action that require as an element an intent to deceive, malice, recklessness, scienter or similar intent, but not any type of fraud cause of action based solely on negligence or any similar constructive knowledge element with respect to the making of a representation or warranty set forth in Article IV or Article V of this Agreement (as qualified by the corresponding section(s) of the Company Disclosure Schedule by any of the individuals named in the definition of “Knowledge”) or by a Unitholder with respect to the making of the representations and warranties set forth in such Unitholder’s letter of transmittal or Support Agreement.

“Fully Diluted Company Units” means the total number of Company Units plus the number of Company Units issuable pursuant to Company RSUs.

“GAAP” means Generally Accepted Accounting Principles in the United States.

“GDPR” means Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data.

“Good Manufacturing Practices” means with respect to the Company, the standards for the manufacture, processing, packaging, testing, transportation, handling and holding of Company Products, as set forth in Applicable Law, FDA and other Governmental Authority guidance documents.

“Governmental Approval” means any authorization, consent, approval, license, permit, franchise, tariff, rate, certification, agreement, directive, waiver, exemption, variance or Order of any Governmental Authority.

“Governmental Authority” means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental authority, agency, department, board, commission or instrumentality of the United States or any foreign country, any state or local body of the United States or any foreign country or any political subdivision of any of the foregoing, and any tribunal, court or arbitrator, including any Notified Body.

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“Hazardous Materials” means any chemicals, materials, wastes or substances that are defined, regulated, determined or identified as toxic or hazardous under any Environmental and Safety Requirements including, without limitation, substances defined as “hazardous substances,” “hazardous materials,” “hazardous waste,” “pollutant or contaminant,” “petroleum” or “natural gas liquids” in CERCLA, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, or comparable state or local Laws or in the regulations pursuant to said Laws.

“Healthcare Laws” has the meaning given to that term in Section 4.27(a).

“HHS” has the meaning given to that term in Section 4.19(b).

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5, and their implementing regulations, including but not limited to, the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and C, and the Notification of Breach of Unsecured Protected Health Information requirements at 45 C.F.R. Part 164, Subpart D.

“ICC” has the meaning given to that term in Section 3.08(f).

“Indebtedness” means all obligations, contingent or otherwise, of the Company, including accrued and unpaid interest, and any prepayment fees, breakage costs, premiums, expenses or penalties in respect of (i) borrowed money, other than intercompany loans (to the extent settled or eliminated prior to Closing) and including related party loans and payables; (ii) bonds, debentures, notes (including, for the avoidance of doubt, any convertible notes) or similar instruments; (iii) capitalized leases on the Financial Statements or required to be capitalized in accordance with GAAP; (iv) all Indebtedness of others secured by a Lien on Property of the Company, whether or not the Indebtedness secured thereby has been assumed; (v) interest rate, currency or commodity derivatives or hedging transactions or similar arrangements (valued at the termination thereof); (vi) all letters of credit or performance bonds not collateralized by cash issued for the account of the Company, only to the extent drawn upon; (vii) all guarantees of the Company of any Indebtedness of any Person other than a wholly owned Subsidiary of the Company; (viii) deferred purchase price with respect to the acquisition of any business, asset, or securities, whether contingent or otherwise, including all Tax-related payments and amounts owed under any earn-out or similar performance payment, at the maximum value, whether contingent or not, or any seller notes or post-closing true-up obligations; (ix) Company Tax Liabilities, if any; (x) all accrued, deferred and unpaid salary or other compensation amounts due to any current or former managers of the Company which have been designated as "Guaranteed Payments" in the Financial Statements (the “Manager Guaranteed Payments”), to the extent not paid at Closing; and (xi) any other deferred compensation amounts due to any current or former managers of the Company included in Accounts Payable (the “Manager Deferred Compensation Amounts”), to the extent not paid at Closing.

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“Indemnification Pro Rata Share” means, with respect to any Unitholder and expressed as a percentage, the quotient obtained by dividing (i) the aggregate amount of the Per Unit Merger Consideration payable to such Unitholder pursuant to Article III (assuming release in full of the Indemnity Holdback, Special Indemnity Holdback, Purchase Price Holdback, Expense Fund and Earn-Out Consideration) by (ii) the sum of the Per Unit Merger Consideration paid to all Unitholders pursuant to Article III (assuming release in full of the Indemnity Holdback, Special Indemnity Holdback, Purchase Price Holdback and Expense Fund).

“Indemnified Manager or Officer” has the meaning given to that term in Section 6.12(c).

“Indemnified Party” means, in the case of an indemnification claim pursuant to Section 10.02(a), Parent, the Surviving Company, Merger Sub and their Affiliates and Representatives, successors and permitted assignees and in the case of an indemnification claim pursuant to Section 10.02(b), each Unitholder and their estate, heirs, Affiliates, Representatives, successors and permitted assignees.

“Indemnified Taxes” means, except to the extent taken into account in determining the Final Aggregate Purchase Price as finally determined pursuant to Section 3.07 or as described in the immediately succeeding sentence, (a) any and all Taxes imposed on or with respect to the Company attributable to a Pre-Closing Tax Period, (b) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (c) Taxes of any Person imposed on the Company as a transferee or successor, by contract, indemnification agreement or pursuant to any Applicable Law, which Taxes relate to an event, agreement or transaction occurring before the Closing Date and (d) Transfer Taxes borne by the Unitholders under Section 6.10(d). Indemnified Taxes do not include any increase in Taxes of the Company for a Pre-Closing Tax Period resulting from Parent engaging, or allowing the Company to engage, in a transaction after the Closing but on the Closing Date that is outside the ordinary course of business and not contemplated by this Agreement. With respect to any Straddle Period, in the case of a Tax based or measured by income, receipts, profits, wages, capital or net worth or is imposed in connection with any sale or other transfer or assignment of property or any other specifically identifiable transaction or event, the amount of Taxes attributable to a Pre-Closing Tax Period shall be determined on an interim closing of the books basis as if the tax period ending on the Closing Date, and, in the case of all other Taxes, the amount of Taxes attributable to a Pre-Closing Tax Period shall be the amount of Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.

“Indemnifying Party” means, in the case of an indemnification claim pursuant to Section 10.02(a), the Unitholders and their respective successors and permitted assigns and in the case of an indemnification claim pursuant to Section 10.02(b), Parent and its successors and permitted assigns.

“Indemnity Holdback” has the meaning given to that term in Section 3.05(a).

“Indemnity Release Date” has the meaning given to that term in Section 3.05(b).

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“Independent Accountant” means a certified public firm of independent accountants of national standing satisfactory to Parent and the Unitholder Representative.

“Information Statement” has the meaning given to that term in Section 6.07.

“Infringe” means, with respect to any Intellectual Property Rights, to directly or indirectly infringe, misappropriate, make unauthorized use of or otherwise violate such Intellectual Property Rights.

“Initial Unitholder Consent Delivery Period” has the meaning given to that term in Section 6.05.

“Intellectual Property Rights” means all intellectual property and the rights appurtenant thereto, in any and all jurisdictions worldwide, including the following: (i) patents, patent applications, inventions, and utility models, whether or not patented or patentable, including provisionals, statutory invention registrations, invention disclosures, registrations, design patents, divisions, continuations and continuations-in-part, and any reexaminations, substitutions, renewals, extensions, reexaminations and reissues thereof; (ii) copyrights in works of authorship, including software, firmware, applications, files, databases and compilations, the registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, together with all moral rights and common law rights thereto (collectively, “Copyrights”); (iii) trademarks, service marks, trade names, brand names, corporate names, logos, trade dress, slogans, and other source indicators, applications and registrations for the foregoing, including all renewals of the same, and the common law rights and goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (iv) Internet domain names, all applications and registrations for the foregoing, including all renewals of same; (v) trade secrets, know-how, and all non-public, confidential or proprietary information, documents and materials (collectively, “Trade Secrets”); and (vi) all other intellectual property, industrial or proprietary rights.

“Interim Period” has the meaning given to that term in Section 6.01.

“IRS” means the Internal Revenue Service.

“IT Assets” means all information technology and computer systems (including the computers, computer software, databases, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation) used by or on behalf of the Company.

“Key Customer” has the meaning given to that term in Section 4.24(c).

“Key Domestic Distributor” has the meaning given to that term in Section 4.24(b).

“Key Employees” means those employees of the Company listed on Part 1 of Schedule A.

“Key International Distributor” has the meaning given to that term in Section 4.24(a).

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“Key Revenue Agreements” has the meaning given to that term in Section 4.13(a)(xvii).

“Key Supplier” has the meaning given to that term in Section 4.24(d).

“Key Unitholders” means those Unitholders of the Company listed on Part 3 of Schedule A.

“Knowledge” means, when used with respect to the Company, the actual knowledge after reasonable inquiry, of the individuals listed on Schedule D.

“Law” means any U.S. or non-U.S. federal, state or local law, statute, treaty, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Authority.

“Lease Agreements” has the meaning given to that term in Section 4.20(b).

“Leased Real Property” has the meaning given to that term in Section 4.20(b).

“Letter Agreements” has the meaning given to that term in the Recitals to this Agreement.

“Liens” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Loss” or “Losses” has the meaning given to that term in Section 10.02(a).

“Made Available to Parent” means made available in the virtual data room supported by Anika Therapeutics with respect to “Project Sunshine” no later than 5:00 p.m. (prevailing Eastern Standard Time) on the second (2nd) Business Day prior to the date of this Agreement.

“Material Adverse Effect” means any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate with all other facts, changes, developments, events, effects, conditions and occurrences, (i) would reasonably be expected to prevent, materially delay, materially impair or have a material adverse effect on the ability of the Company to perform its obligations under this Agreement or the other Transaction Documents to which it is a party or to otherwise consummate the transactions contemplated by this Agreement, or (ii) is or would reasonably be expected to be materially adverse to the assets, business, condition (financial or otherwise), results of operations or prospects of the Company, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered or taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, except to the extent that the adverse effect on the Company arising therefrom is disproportionate as compared to other similarly situated companies in the industry in which the Company operate: (a) any change in Applicable Law after the date of this Agreement; (b) any change in general regulatory, economic, or political conditions, or in the economy or financial markets generally or in the particular industry or industries in which the Company participate; (c) any engagement of hostilities, act of war (whether or not declared) or terrorist activity; (d) any effect of weather, geological or meteorological events; (e) any change in GAAP (including the rules and principles related to accelerated depreciation) after the date of this Agreement; (f) any change or development in any financial, banking or securities market in the U.S. in general; (g) any effect of the announcement or pendency of this Agreement and the transactions contemplated hereby; (h) any failure to meet financial projections, estimates or forecasts (except that the underlying causes of such failure may be taken into account in determining whether there has been a Material Adverse Effect); or (i) any actions taken (or omitted to be taken) at the request of Parent or Merger Sub or required to be taken or omitted, as applicable, by the express terms of this Agreement.

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“Material Contracts” has the meaning given to that term in Section 4.13(a).

“Material Product and Trial Information” has the meaning given to that term in Section 4.28(h).

“Medical Device Laws” has the meaning given to that term in Section 4.28(a).

“Merger” has the meaning given to that term in the Recitals to this Agreement.

“Merger Sub” has the meaning given to that term in the Preamble to this Agreement.

“Misuse” has the meaning given to that term in Section 1.1(b).

“Multiemployer Plan” has the meaning given to that term in Section 4.15(c).

“Net Sales” means total revenue attributable to the Company Products, minus the aggregate amount of sales returns, allowances, and discounts attributable to the Company Products, calculated in accordance with GAAP, and only to the extent in accordance with GAAP, using the accounting methods, policies, practices and procedures as were used in the preparation of the Audited Financial Statements for the period ended December 31, 2018. As used herein, “total revenue” includes, without limitation, all invoiced sales and unbilled earned revenue that is supported by a completed Delivered Order Form indicating: the part number and lot number of each Company Product implanted along with disposables consumed (if any), quantity, pricing (subject to review of the applicable Contract), the date of the applicable surgery, and the name and address of the applicable hospital or surgical center. If any Company Product is combined or bundled with any product, the revenue attributable to such Company Product in respect of such combination or bundle will be equal to: (1) the standalone MSRP (or equivalent) of the Company Products in the bundle divided by the standalone MSRP (or equivalent) of all products in the bundle; multiplied by (2) the revenue generated by the bundle; multiplied by (3) 0.90.

“Net Sales Earn-Out Consideration” means the additional consideration as set forth on Part 2 of Schedule F.

“Net Sales Growth Earn-Out Consideration” means the additional consideration as set forth on Part 1 of Schedule F.

“Non-Disclosure Agreement” means the Mutual Confidential Information Disclosure Agreement between the Company and Parent, dated May 10, 2019.

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“Notified Body” means an entity licensed, authorized or approved by the applicable government agency, department or other authority to assess and certify the conformity of a medical device with the requirements of the EU legislation governing medical devices and with applicable harmonized standards.

“Operating Agreement” means the Company’s Third Amended and Restated Operating Agreement, dated October 1, 2011.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental Authority (in each such case whether preliminary or final).

“Ordinary Course of Business” means the conduct of the business of the Company in all material respects in accordance with its customary and normal practices, policies and procedures prior to the date of this Agreement.

“Ordinary Course Purchase Orders” means purchase orders entered into in the Ordinary Course of Business that do not vary any terms set forth on the applicable Contract between the Company and the Key International Distributors, Key Domestic Distributors, Key Customers and Key Suppliers.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws or operating agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person and which establish the legal existence of such Person.

“Overstatement” has the meaning given to that term in Section 3.07(f)(ii).

“Parent” has the meaning given to that term in the Preamble to this Agreement.

“Parent Earn-Out Statement” has the meaning given to that term in Section 3.08(a).

“Parent Fundamental Representations” means the representations and warranties made pursuant to Section 5.01, Section 5.02, Section 5.03(a) and Section 5.05 of this Agreement.

“Parent Indemnified Parties” has the meaning given in Section 10.02(a).

“Party” and “Parties” have the meanings given to those terms in the Preamble to this Agreement.

“Payable Holdback Portion” has the meaning given to that term in Section 3.07(f)(ii).

“Payable Overstatement” has the meaning given to that term in Section 3.07(f)(iii).

“Payments Administrator” means Acquiom Financial LLC.

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“Payments Administrator Agreement” means the agreement among the Unitholder Representative, Parent and the Payments Administrator for purposes of distributing the Per Unit Merger Consideration and other applicable amounts to the Equityholders pursuant to the terms of this Agreement.

“Payments Administrator Fund” has the meaning given in Section 3.04(b).

“Per Unit Closing Payment” means an amount equal to the quotient of (i) the Aggregate Closing Amount divided by (ii) the total number of Fully Diluted Company Units.

“Per Unit Earn-Out Consideration” means an amount equal to the quotient of the sum of the Earn-Out Consideration divided by the total number of Fully Diluted Company Units.

“Per Unit Expense Fund Consideration” means an amount equal to (i) any amount released (whether in one or more releases) from the Expense Fund as provided for in Section 11.01(c) divided by (ii) the total number of Fully Diluted Company Units.

“Per Unit Holdback Consideration” means an amount equal to (i) any amount released (whether in one or more releases) from the Indemnity Holdback or Special Indemnity Holdback as provided for in Section 3.05(b) divided by (ii) the total number of Fully Diluted Company Units.

“Per Unit Merger Consideration” means, with respect to each Company Unit and each Company RSU, an amount equal to the Per Unit Closing Payment, plus, subject to Article X and Section 3.05(b), the Per Unit Holdback Consideration, plus, subject to Section 3.07, any Per Unit Purchase Price Adjustment Consideration, plus, subject to Section 11.01, the Per Unit Expense Fund Consideration, plus the Per Unit Earn-Out Consideration.

“Per Unit Purchase Price Adjustment Consideration” means an amount equal to the amount equal to the payment owed by Parent pursuant to Section 3.07(f) divided by the total number of Fully Diluted Company Units.

“Permitted Lien” means any of the following: (i) any Lien (x) for Taxes not yet due or delinquent or (y) for Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been maintained to the extent required by GAAP and which are not material in amount or effect on the Company; (ii) zoning, planning and similar limitations and restrictions on, and all rights of any Governmental Authority to regulate any real property that would not reasonably be expected to impair the continued use and operation of the assets to which they relate in the conduct of the business of the Company as presently conducted; (iii) statutory or common law Liens in favor of carriers, warehousemen, mechanics and materialmen, and statutory or common law Liens to secure claims for labor, materials or supplies for amounts not yet due or that are being contested in good faith by appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP; (iv) pledges and deposits made in the Ordinary Course of Business in compliance with workers’ compensation, unemployment insurance and other Applicable Laws regarding social security; (v) any Lien that is released on or prior to the Closing; (vi) any Lien arising in the Ordinary Course of Business by operation of Applicable Law with respect to a liability that is not yet due or delinquent or that is being contested in good faith by the Company; (vii) any Lien reflected in the Financial Statements; and (viii) any purchase money Lien arising in the Ordinary Course of Business.

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“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, Governmental Authority or other entity.

“Personal Data” means any data or information in any medium relating to an identified or identifiable individual, browser, or device and any other data or information that constitutes personal information or personally identifiable information under any Applicable Law, and includes, but is not limited to, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit card or other financial information, or customer or account number, IP address, cookie information, or other unique identifiers. An identifiable individual is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his/her physical, physiological, mental, economic, cultural or social identity. Personal Data shall include Protected Health Information.

“Pre-Closing Tax Period” means any taxable year or other taxable period ending on or before the Closing Date, and that portion of any Straddle Period ending on the Closing Date.

“Process” or “Processing” means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Properties” means, as to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated) operated, owned or leased by such Person.

“Protected Health Information” means protected health information as that term is defined at 45 C.F.R. § 160.103 for purposes of HIPAA.

“Purchase Price Holdback” has the meaning given to that term in Section 3.05(a).

“Quality System Regulation” means design control, Good Manufacturing Practice, and quality system management requirements governing the standards and methods to be used in, and the facilities or controls to be used for, the design, manufacture, processing, packaging, testing or holding of medical devices to assure their quality, safety, performance, and efficacy, including the FDA Quality System Regulation at 21 C.F.R. Part 820 and associated FDA guidance, international standards for quality management systems as adopted by the International Organization for Standardization such as ISO 13485:2016, and similar requirements of any Governmental Authority.

“R&W Policy” means the general representations and warranties insurance policy that is being obtained by Parent relating to the transactions contemplated by this Agreement with a face value of $[…].

A-14

“Regulatory Authorization” means, with respect to a particular jurisdiction, any and all approvals, licenses, registrations, certificates, permits, consents, notifications, clearances or authorizations of any Governmental Authority as are necessary to manufacture, commercially distribute, import, export, sell and market a Company Product in such jurisdiction, which shall include where applicable: 510(k) or premarket notification clearances, de novo classifications, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Mark certifications, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalents.

“Release Dates” has the meaning given to that term in Section 3.05(b).

“Representations Survival Period” has the meaning given to that term in Section 10.01(a).

“Representative Losses” has the meaning given to that term in Section 11.01(c).

“Representatives” means, as to any Person, its officers, managers, directors, employees, partners, members, Unitholders, counsel, accountants, financial advisors, engineers, agents and consultants (other than the Unitholder Representative).

“Required Unitholder Approval” has the meaning given to that term in Section 4.03(a).

“Resolution Period” has the meaning given to that term in Section 3.07(a).

“Resolved Matters” has the meaning given to that term in Section 3.07(a).

“Restricted Cash” means any cash which is not freely usable by Parent because it is subject to restrictions, limitations or Taxes on use or distribution by Law, contract or otherwise, including without limitation, restrictions on dividends and repatriations or any other form of restriction.

“Review Period” has the meaning given to that term in Section 3.07(a).

“[…] Holdback” has the meaning given to that term in Section 3.05(a).

“[…] Matters” has the meaning given to that term in Section 3.05(c).

“Sales Schedule” has the meaning given to that term in Section 3.05(b).

“Scheduled Company IP” has the meaning given to that term in Section 4.18(a).

“Security Incident” means any unauthorized access, acquisition, use, disclosure, modification, deletion or destruction of information (including Personal Data) or interference with system operations of IT Assets.

A-15

“Severance Costs” means the aggregate amount of severance due and payable in connection with any termination of employment prior to the Closing Date of any employee of the Company that is outstanding as of the Closing Date.

“Special Indemnity Holdback” has the meaning given to that term in Section 3.05(a).

“Special Indemnity Matters” has the meaning given to that term in Section 10.02(a)(v).

“Special Indemnity Regulatory Matters” has the meaning given to that term in Section 10.02(a)(vi).

“Special Losses” has the meaning given to that term in Section 10.04(a).

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the outstanding equity securities or securities carrying the voting power in the election of the board of directors or other governing body of such Person.

“Support Agreements” has the meaning given to that term in the Recitals to this Agreement.

“Surviving Company” has the meaning given to that term in Section 2.01.

“Tax” means any and all federal, state, local or foreign taxes imposed by a Governmental Authority (including any interest, fines, assessments, penalties or additions to tax, in each case, imposed by a Governmental Authority in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, abandoned and unclaimed property, escheat, and customs duties.

“Tax Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Tax Return” means any return, report, information return, declaration, claim for refund, election or other document, together with all schedules, attachments, amendments and supplements thereto, supplied to or required to be supplied to any Tax Authority.

“Termination Date” has the meaning given to that term in Section 9.01(a)(i).

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“Third-Party Claim” has the meaning given to that term in Section 10.03.

“Trade Secret” has the meaning given to that term in the definition of Intellectual Property Rights.

“Trademarks” has the meaning given to that term in the definition of Intellectual Property Rights.

“Transaction Documents” means this Agreement, the Payments Administrator Agreement and the other documents, agreements, certificates and other instruments to be executed, delivered and performed by the parties in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means: (i) any and all third-party advisory fees, costs and expenses (including expenses of brokers, financial advisors, consultants, accountants, commission agents, service providers and legal counsel) or other fees (including regulatory and consent fees, if any) and expenses incurred by the Company in connection with the transactions contemplated hereby, (ii) any accrued or payable transaction, management, monitoring or similar fees payable to any Affiliate of the Company, (iii) the fees and expenses of the Unitholder Representative as of the Closing, (iv) fifty percent (50%) of any documented premium and expenses payable with respect to the R&W Policy, (v) all Severance Costs, (vi) all Change in Control Payments, (vii) all Manager Guaranteed Payments, (viii) all Manager Deferred Compensation Amounts and (ix) all Transaction Payroll Taxes.

“Transaction Payroll Taxes” means any employer level employment or payroll Taxes payable as a result of the payment of the Company RSUs, the Per Unit Holdback Consideration, the Per Unit Purchase Price Adjustment Consideration, the Per Unit Expense Fund Consideration, the Per Unit Earn-Out Consideration, Severance Costs or Change in Control Payments, solely to the extent payable (or attributable to amounts payable) before, on or after the Closing as a result of the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning given to that term in Section 6.10(d).

“U.S. Dollars” means the lawful currency of the United States.

“Unitholder” means any holder of Company Units immediately prior to the Effective Time.

“Unitholder Representative” has the meaning given to that term in the Preamble to this Agreement.

“Unresolved Matters” has the meaning given to that term in Section 3.07(c).

“Wisconsin Law” means the Wisconsin Limited Liability Company Law (Chapter 183 of the Wisconsin Statutes).

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“Working Capital Difference” means (i) the sum of all current assets reflected on Schedule E (excluding Cash on Hand, Restricted Cash, income Tax assets and employee receivables); minus (ii) the sum of the current liabilities reflected on Schedule E (excluding Indebtedness, Transaction Expenses and any income Tax liabilities), in each case as of 12:01 am Eastern Standard Time on the Closing Date and calculated in accordance with GAAP, and only to the extent in accordance with GAAP, using the accounting methods, policies, practices and procedures, as were used in the preparation of the balance sheet of the Company in the audited Financial Statements as of September 30, 2019 (the "Accounting Methodologies"), minus (iii) $[…], expressed as a positive or negative value as appropriate. Schedule E attached hereto sets forth an illustrative calculation of the Working Capital Difference.

“YTD Financial Statements” has the meaning given to that term in Section 4.06(a).

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Schedule A

Part 1 – Key Employees

•	[…]

Schedule A-1

Schedule A

Part 2 – Key Individuals

•	[…]

Schedule A-2

Schedule A

Part 3 – Key Unitholders

•	[…]

Schedule A-3

Schedule B

List of Unitholders to Sign Support Agreement by Midnight on January 5, 2020

•	[…]

Schedule B-1

Schedule D

Knowledge Parties

•	[…]

Schedule D-1

Schedule E

Illustrative Calculation of Working Capital, Indebtedness and Cash

Schedule E-1

Schedule F

Part 1 – Sales Growth Milestones

The Net Sales Growth Earn-Out Consideration for each of Calendar Year 2020 or 2021 will be an amount equal to (i) the annual Incremental Net Sales multiplied by (ii) the applicable Multiple (as set forth below) (see Illustration A on the following page for illustration purposes only); provided that the total aggregate Net Sales Growth Earn-Out Consideration for Calendar Years 2020 and 2021 pursuant to this paragraph 1 shall be a maximum of $50,000,000 (see Illustration B on the following page for illustration purposes only); provided further that the Net Sales Growth Earn-Out Consideration shall only be payable in respect of a Calendar Year if the Net Sales in that Calendar Year equal or exceed the Net Sales in the prior Calendar Year by at least […]%.  The “Incremental Net Sales” for Calendar Year 2020 will be Net Sales in excess of $[…] and the “Incremental Net Sales” for Calendar Year 2021 will be Net Sales in excess of the greater of (i) […] and (ii) $[…].

…	…
…	…
…	…
…	…

Schedule F-1

Schedule F

Part 2 – Sales Milestones

The Net Sales Earn-Out Consideration in an amount equal to $10,000,000 will be payable if Net Sales equal or exceed $[…] for any last twelve month period ending on or before December 31, 2022; (see Illustrations A and B below for illustration purposes only); provided that in no event will the Net Sales Earn-Out Consideration be payable more than once.

[…]

Schedule F-2

Schedule G

Products in Development

Project	Description
[…]	[…]

Schedule G